SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                          -----------------------------

                                 FORM 10-SB12G/A
                          -----------------------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934
                          ----------------------------

                            FLEXEMESSAGING.COM, INC.
                          -----------------------------
                 (Name of Small Business Issuer in its charter)


                  Idaho                                         82-0485978
      (State or other jurisdiction of                        (I.R.S. Employer
       incorporation or organization)                        Identification No.)


             Level 27 Grosvenor Place
             225 George Street
             Sydney, Australia                                      NSW 2000
             --------------------------------------                 --------
           (Address of principal executive offices)                 (Zip code)

                 Issuer's telephone number: (011) 61 2 9250-8888
                                 ---------------


Securities to be registered pursuant to Section 12(b) of the Act:   none

Securities to be registered pursuant to Section 12(g) of the Act:   Common Stock

                                TABLE OF CONTENTS
                                                                            Page

PART I

Item 1.    Description of Business

Item 2.    Management's Discussion and Analysis

Item 3.    Description of Property

Item 4.    Security Ownership of Certain Beneficial Owners
                    and Management

Item 5.    Directors, Executive Officers, Promoters and
                     Control Persons

Item 6.    Executive Compensation

Item 7.    Certain Relationships and Related Transactions

Item 8.    Description of Securities

PART II

Item 1.    Market for Common Equities and Related
                   Stockholder Matters

Item 2.    Legal Proceedings

Item 3.    Changes in and Disagreements with Accountants

Item 4.    Recent Sales of Unregistered Securities

Item 5.    Indemnification of Directors and Officers

PART F/S

Financial Statements

PART III

Item 1.    Index to Exhibits

                                     PART I


The Company cautions readers regarding certain forward looking statements in the following discussion and elsewhere in this document or any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are not based on historical information but relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or on behalf of, the Company. The Company disclaims any obligation to update forward-looking statements.


Item 1.  Description of Business


FlexEmessaging.Com, Inc. was formed under the laws of the State of Idaho on August 29, 1957 under the name of Siler Equipment Sales, Inc. to salvage and sell scrap metal, mine timber and related mining products (the "Company"). Thereafter, the name of the Company was changed to American Network Technologies, Inc. on February 20, 1996, to Piazztec International, Inc. on June 18, 1997 and Siler Ventures, Inc. ("SVI") on February 23, 1998. On February 15, 1999, the Company changed its name to FlexEmessaging.Com, Inc. to better reflect the new industry in which it now operates.

On February 5, 1999, SVI entered into an acquisition agreement with Trade Wind Communications Limited ("TWC"), a Bermudan corporation listed on the Canadian Venture Exchange, to purchase all of its business assets, consisting of the stock of Trade Wind Group Pty Limited ("TWG"), a wholly-owned subsidiary of TWC, incorporated on September 6, [3]1988. SVI was a non-operating public shell with no tangible assets and 500,000 shares of common stock outstanding. This merger of TWG and SVI (a non-operating public shell with a tangible asset value of nil) resulted in TWG having actual or effective operating control of the combined Company after the transaction. As a result, this transaction has been treated as a capital transaction in substance, rather than a business combination and has been accounted for as a reverse acquisition. Any references to past accomplishments of the Company and its financial information, prior to the acquisition, relate solely to TWG, as combined, since SVI (now known as Flexemessaging.com, Inc.) has been inactive for several years. SVI acquired the assets of TWG in exchange for the issuance of 8.8 million shares of common stock. This valuation was based on arms length negotiation driven by ultimate ownership principles. A forward valuation based on future revenues was determined and from this capitalization model, the total outstanding common stock was calculated. Thereafter, the respective equity ownership positions were negotiated.

Company

Pursuant to the Merger Agreement, the Company entered into an agreement with Atlantic International Capital Holdings Ltd., a Bermudan corporation ("AICH"), with the objective of performing two tasks. First, AICH was to identify an acquisition candidate and secondly AICH was to arrange for funding for the Company. Pursuant to that agreement, AICH identified SVI as an acquisition vehicle and assisted the Company in structuring and concluding the reverse acquisition,, including assisting the Company in seeking financing of $3,660,000 through the sale of the Company's common stock utilizing private placements. As a condition of the agreement with AICH, 600,000 shares of the Company's common stock were issued to AICH as performance shares for arranging future financing to fund the Company's operating needs. These performance shares are subject to a lockup agreement signed by AICH whereby shares will be released from the lockup agreement in proportion to the funds raised by AICH, subject to a minimum of $1 million. The funding minimum was not raised within the required 70 days as a result of various delays concerning the merger agreement with the US shell Company, SVI. The Company has informed its transfer agent, Interstate Transfer Company of the restriction and non performance. The treatment of these performance shares is under review by the board pending the result of the latest capital raising activity by AICH.

The Company is primarily engaged in two major business segments: voice and data systems and electronic messaging. The Company's voice and data systems segment (hereinafter referred to as the "Voice & Data Division") is a distributor of communication systems and data applications for financial traders and emergency services operations. The Company's electronic messaging segment (hereinafter referred to as the "Flexifax Division") provides customers with a global enhanced fax and email broadcast services originating from the customers' desktop personal computer ("PC"). The enhanced fax and email broadcast service allows clients to prepare documents for distribution and send them directly from their PC to the Flexifax network for distribution worldwide. Clients dial into the Flexifax service using a modem or via the Web interface. The Company specializes in "Broadcast" distribution whereby the same document(s) is sent to multiple recipients. Once the document(s), together with the fax numbers and email addresses of the recipients have been received by Flexifax they are distributed by Flexifax via various carriers to the recipients anywhere in the world.

The Company presently operates through eight subsidiaries incorporated under the laws of New South Wales, Australia and Singapore, and with approximately 63 employees, including 60 full-time employees as at December 15, 1999. One of the eight subsidiaries of the acquired TWG is a wholly-owned subsidiary called Trade Wind Marketing Pty Ltd ("TWM"), a New South Wales, Australian corporation. The Company's above-described operating divisions operate under TWM using the tradename of 'Flexifax Global Services' and `Trade Center Products'. The Company's principal office is located in Sydney, Australia. The Company's assets consist of office equipment, leasehold improvements and the value of its on-going business operations.


Outlook


FlexiFax Division



Over the next 12 months the Company plans to re-position its offerings of products and services into a more broad-based messaging operation, reducing its dependence on fax and focusing on offering specific channel based value added services to customers rather than solely carriage of fax traffic over a fax network. Currently the Company enables clients to send documents for distribution via fax or email and earn revenue based on a fee per minute. This is considered a standard service. Channel based value added services ("VAS")
provides further added value by identifying the needs for certain market segments(channels) and designing a special service around these needs (See "Overview-FlexiFax Division - Product and Market Evolution" below for more detail concerning VAS). Examples of such services are list and database management and marketing services, as well as services that are complementary to the existing messaging platforms which will drive and maximize e-commerce opportunities and interactivity, including emarketing and one to one (personalized) web marketing services.

To facilitate this, the Company plans to develop strategic relationships and/or partnerships with telecommunications carriers, Internet Service Providers ("ISPs") and companies with complementary messaging technologies or services, possibly even potential competitors. These relationships could cover areas and activities such as sales, product marketing, services, technology sharing, network partnering, traffic distribution and/or service provision agreements. The Company may divest itself of certain technologies in order to move to newer ones or seek alternative methods of global traffic distribution, thus providing more scope for efficient and cost effective distribution of its customers messaging traffic. The Company has already concluded one such strategic alliance. On December 2, 1999, the Company signed an agreement with Premiere Information Systems Pty Ltd ("Premiere"), a subsidiary of Premiere Technologies Inc., (NASDAQ: PTEK) a communications Company based in Atlanta, Georgia whereby the Company outsources the delivery of its fax traffic to the Premiere network. The outsourcing to Premiere is expected to enablethe FlexiFax Division to generate a profit in the immediate future, as the Company will no longer have to run an expensive, low traffic volume, global network supported 24 hours a day around the world. The agreement with Premiere is for a period of two years subject to an initial one year period wherein the Company may cancel the agreement if the performance of the Premiere network does not meet agreed levels of performance. Thereafter, the agreement is automatically extended subject to a 6 months cancellation clause by either party. The agreement also offers either party the ability of badging products (selling each others products under their own corporate banner) from the other.

The Company's unique Flexifax client software application, Web page and Gateway technology have been retained by the Company. The Company's Gateway technology has allowed its delivery infrastructure to be modified so that it may interface with more than one network at a time. For example, it allows for e-mail traffic to be delivered to a high speed internet service, while passing off fax traffic to the Premiere network. The development of the Gateway technology has provided the following benefits: it has streamlined the ability of the Flexifax clients to send the same document to a mixture of e-mail and fax addresses in the same broadcast; it unlocked Flexifax's dependence on a customized network controlled by a mainframe computer; and it has enabled rapid development of product enhancements and the intelligent handling of different file formats. The Web page technology is a web user interface that allow clients to send lists and documents to FlexiFax via the internet for broadcast.



Voice and Data Division

The Company plans to expand its Voice and Data Division further into call center (now often called 'contact centers') applications and has signed a distributor agreement with IPC Information Systems ("IPC"), a New York corporation (NASDAQ:
IPI), involved in the delivery of integrated multimedia communications solutions to the financial trading industry, to distribute its Turret systems in Australia. This relationship will complement the Voice and Data Division call center operations supplying Rockwell Electronic Commerce solutions and related activities as the convergence between dealing room operations and call center operations continue. Rockwell Electronic Commerce ("Rockwell") is a subsidiary of Rockwell International (NYSE: ROK) a global electronics Company with operations in industrial automation, avionics and communications, and electronic commerce.


Overview

FlexiFax Division


Flexifax Global Services ("Flexifax") was initially started about 5 years ago whereby the Company saw the growing need for sending information by fax efficiently to multiple destinations. It was envisaged that the world would be sending their messages from the desktop rather than from the fax machine. Thus all future development would be based on the digital environment of the desktop. The Company purchased a software application utilizing a Tandem Computer and enhanced its functionality and efficiency. The Company then gradually established a global network with remote nodes, which are industrial PC's with fax cards, in international centers such as London, New York, Hong Kong, Tokyo, Singapore, Wellington, Auckland and most of the major cities in Australia.. Presently the Company has outsourced its networking function to Premiere in order to reduce the high costs of maintaining such a network for its own use. Distributors were appointed in some countries, mainly where nodes existed. The Company also established a presence in London and Singapore.

Product and Market Evolution

FlexiFax today is a digital fax and email broadcasting service which distributes a document from a user's desktop to potentially thousands of recipients' fax machines and/or PCs. The software enables stand-alone or networked PC users to connect to the network for fast transmission to worldwide recipients. The service offers a number of key features:

        Broadcast directly from the desktop.
        Minimum online sending time.
        Fine print definition due to transmission of document in digital format. Flexible and secure list database management.
        Web browser connection
        File attachment

The growth of fax, and especially IP fax (see below) continues and the potential for broadcast fax in the business-to-business area is a long way from being fully realized.


The use of email and other forms of Internet-based messaging are also growing at an even greater rate. These methods are complementary to, rather than competitive with, fax broadcasts as each are suited to particular tasks. Accordingly, FlexiFax now offers the capability of broadcasts that combine fax and email addresses, with the added option of Web-browser access to its network, leaving the choice of method to the senders, based on their customers' preferences. The next stage of the Company's evolution is to provide a high degree of specialist value added services across all messaging technologies and become involved in the growth of technologies, such as e-mail management outsourcing and e-commerce, where messaging forms an essential part of the service. The Company will focus on specific channel based value added services
(VAS). The first channel based VAS launched by the Company is "Flexemedia". This service caters to companies issuing press releases to a number of specific media editors or similar services with the hope that their story will be picked up. To this end, the Company has developed and is maintaining a number lists on such editors in a centralized database and has determined the preferred format editors desire to receive releases (by fax, email or both). These lists are subdivided by type of media editors (e.g. metropolitan newspapers, sports editors, financial editors etc.). The client sending the press release can therefore choose the type of media distribution they desire to target.

Other services the Company plans to offer may include compiling a recipient list database hosting applications for use by large clients, opt in data base lists and profiling recipients so as to assist existing and potential clients to target their marketing projects more closely to the recipients or clients areas of interest. This is sometimes called "Target Marketing". The Company will undertake this by building onto its Gateway technology and Web interface, thereby enhancing or expanding its capabilities. Ideally the Company will offer these services from its Web page. Such specific channel VAS can command a much higher price and therefore margin for the Company.



Market Segmentation


The large potential of the total broadcast market arises from the very large number of fax machines installed throughout the world. Estimates vary from 60 million to 100 million fax devices installed world wide all capable of receiving fax messages from each other. The potential is also aided from innovation and added value that message broadcasting brings to organizations using the more conventional methods (postal mail outs, newspaper advertisements etc).


Users of broadcast messaging include, but are not limited to:

            Banks, Securities Houses and Brokers
            Public Relations and Marketing Companies

            Wholesale  Distributors  (e.g.  Computer Products,  Books,  Records,
            Food) [11]Life Insurance and Superannuation (similar to defined contribution plans) Companies
            Shipping and Freight Forwarders
            Professional Services Organizations
            Professional Associations
            Political and Lobby Organizations
            Government and near-Government Organizations

Global Service


The Flexifax Gateway technology uses Internet Protocol ("IP") or FTP to send its traffic to the ISP or Carrier for message delivery. The agreement with Premiere integrating the use of their Global Network opens up opportunities for business in other locations in future by the Company, as the Premiere Global Network consists of a number of nodes around the world. The current operation of the Company is to originate traffic in Australia for delivery anywhere in the world through the Premiere network for fax. However, in the future when the Company sets up a VAS offering in another country, the Company's services will be capable of integration with a local Premiere node (via a Flexifax Gateway server located at that node) to take advantage of local delivery rates. This global architecture of the fax delivery network lends itself to the establishment of local subsidiaries, branch offices and distributors in the future. The service can be made available from any chosen place in the world and supported by a 24 hour help desk.


Strengths for the Future.


Frost and Sullivan, an international marketing, consulting and training company, in their report "World Internet Protocol Faxing Markets", estimated that global IP faxing will have increased from 6 million minutes in 1997 to around 90 million minutes by the end of 2001. There is even more rapid growth in the volume of e-mail. FlexiFax's IP messaging technology, combining fax and email in the same broadcast, provides a platform springboard for becoming a broad-based global messaging Company, which stands to benefit greatly from the expansion of the market and the power of the Internet.


Growth Record


FlexiFax has increased its volume of delivered fax minutes from 280,000 in 1995 to 19.5 million in 1999.


Strategy for Future Growth


The Company recognizes that for strong growth in the future it has to re-position itself into the broad-based electronic messaging market and focus on specific market channels to provide value added services. The Company has identified the need to move from its reliance on faxing technology and its use of a fax only global network in order to share more in the high growth in the Internet. This will involve the Company managing much higher volumes of client electronic messaging business but with a lower unit cost and margin, preferably with revenue realized on a per transaction basis. The first step has been the strategic alliance with Premiere, whereby Flexifax has outsourced the delivery of its fax traffic to the Premiere network. The Company's management plans to further achieve its aims by aligning the Company with, and leveraging off, larger industry players or recognized leaders in their field, and then provide specialist added value messaging services to such players/leaders, and their customers, in addition to providing such benefits to the Company's own customers. This will involve partnerships, strategic alliances or even joint ventures, with other technology companies or service providers and may involve alternative methods of global traffic distribution and a change in the Company's customer profile.



By re-positioning in this way the Company can seize opportunities that may present themselves to move into yet other growth areas, such as e-commerce, unified messaging or other growing markets. This is where the Company can take advantage of the fact that messaging technology has to be included as an essential part of the business. The Company's growing position in call centers (See Voice and Data Division) is expected to open up new opportunities for electronic messaging, universal messaging, messaging/e-mail outsourcing and e-commerce.

Voice and Data Division


The Voice and Data Systems Division is a leading systems integrator and distributor of data and communications applications in Australia and New Zealand, providing effective solutions to the critical needs of clients across many sectors. This is evidenced by the dominant market position held in the Australian dealing room market. A dealing room consists of dedicated voice systems developed for financial traders. The Division has established market leadership in 'instant-access' or 'turret' voice systems in many of these key areas in Australia, with over 50% market share in the Australian financial markets, and approximately 80% in emergency services. This is in addition to a steadily growing market share of the broader 'command-control' sector including airlines, utilities, defense and other areas of government.

This Division has maintained operating profits since its establishment more than 12 years ago. The Company plans to expand its opportunities in the Voice and Data Division through the development of call centers. Call centers are growing in Australia and Asia at an annual rate of 25% (source: New South Wales Government report) and there is increasing demand for more sophisticated and cost-effective technology. This Division is ideally situated to capitalize on this growing trend with a range of world-class products.


As a leading systems integrator and distributor of data and communications applications in Australia and New Zealand, this Division provides effective solutions to the following cross sectors: stock and futures exchanges, financial institutions, emergency service providers, government agencies, airlines, public utilities, industrial companies and hospitals. This Division maintains a dominant position in the financial, commercial, government and emergency services markets as a specialist provider of leading edge communications products, systems integration and turnkey solutions.


The Voice and Data Division integrates and supplies outstanding products from the following vendors, for use by its clients, including:

o IPC - digital dealer board ("turret") systems (previously the Company supplied V Band turret systems. V Band was recently acquired by IPC for which the Company has been appointed the Australian distributor). (See, "Outlook Voice and Data Division" and "The Future in Call Centres" in this section, first paragraph.

o    Multitone - paging, wide-area call-out systems, DECT cordless PABX
o    CSK Software - Slingshot real-time data delivery via Internet/Intranets

o    Rockwell - ACD and Call Center Solutions
o    Aspect - Voicetek 'Generations' Interactive Voice Responses systems
o    Pipkins Inc - 'Maxima Advantage' Workforce Management software
o    Witness - Quality Monitoring systems
o    Webline - Web-based Telebusiness/e-Commerce system
o    Trans-Lux - electronic display systems
o    Dictaphone - loggers

In addition, the Voice and Data Division has also developed certain products and applications for the dealing room market which were previously supplied to V Band. These include full duplex, multi channel open microphone systems for use on V Band systems, speaker systems specifically designed for dealing rooms, radio interfaces for emergency services integrated into V Band systems and programmable modules for allocating lines on V Band consoles and others.



The Division grew out of supplying voice turret systems to the financial market. Over the past number of years it has added products to its offerings to suit the markets addressed.

Major Project Installations.

Among the major project installations secured by the Companyin the last year were as follows: (none of these installations represents a large percentage of the Company's business for accounting purposes) :


     o Jindalee Operational Radar Network (JORN) - a defense contract for secure voice communications for the over-the-horizon radar monitoring system.
     o Qantas Airways - digital voice and radio communications for streamlined load control operations throughout Australia New Zealand and Papua New Guinea.
     o Ambulance and Fire Brigade Services digital voice communication and call-out systems with multi-location networking, paging and computer-aided dispatch (CAD) systems integration.
     o National Electricity Market Management Co (NEMMCO) - Operations security communications systems. (NEMMCO is involved in the creation of an Australia-wide electricity market.)
     o Data Connections - Call Center systems including ACD, IVR and Workforce Management.
     o Parliament House, Canberra - Voice systems for Security Control Area integrated with CCTV, perimeter door opening, intercom, lift phones and radio channels.
     o      RAAF Radar Surveillance Units - secure voice communications.
     o      Intercapital Brokers - Turret system.
     o      Westpac Banking Corporation - Turret system


These project installations involve a systems integration process, whereby a turnkey solution is implemented. The solution involves the configuration and specification, assembly, installation and maintenance of certain voice and data telecommunications equipment, components and accessories. The average length of time to execute these projects is between four to six weeks, depending on the size of the installation. The projects are normally invoiced in stages, at the order, installation and acceptance stage.


The Future in Call Centers


The Company began its operations in this division in 1987 with a core product distributed from V Band Corporation, ("V Band"), a New Jersey corporation, which recently filed for protection under Chapter 11 of the US Bankruptcy Code. V Band was acquired by its major competitor, IPC. Since then negotiations have been successfully undertaken between the Company and IPC, with the Company emerging as the non-exclusive Australian distributor for IPC products. (See, "Outlook-Voice and Data Division" for description of IPC)

The Company recognized, over two years ago, that it had to diversify out of the financial market for voice turrets as the financial market was consolidating. The market chosen to diversify into was the call center market. Call Centers are evolving into versatile 'customer interaction centers' facilitating contact by telephone, email, fax or a Web browser. The Voice & Data Division is targeting this stage of development (which will also offer messaging opportunities to FlexiFax Division). The new generation of call centers provides opportunities for sales of new systems and change-outs of older technology.

Call centers used to refer mainly to communications cost centers dealing with large volumes of inbound calls organized around Automatic Call Distribution
(ACD) or 'queuing systems'. More recently the concept has been extended to include varying mixes of outbound as well as inbound call handling - but call centers are still viewed largely as systems for bulk-processing of telephone traffic. However, business and government organizations need a variety of systems to communicate with clients, employees, business partners and the public and call centers are now evolving into 'customer interaction centers', facilitating contact by telephone, email, fax or a Web browser.

Call centers can operate independently of the location of their customers, even across international borders, and Australia is capitalizing on that flexibility. Regional and international call centers are being installed in Australia because of its lower staffing and establishment costs and multi-lingual workforce. According to New South Wales Government Reports, the call center market in Australia is growing at the rate of around 25% per annum. An estimated 550 call centers are now operating in Australia, employing approximately 50,000 people
with  an  annual   expenditure  of  $1.2  billion.   A
market study by Price Waterhouse/ACA estimated the growth of this market in Australia at 20% annually. Other sources, such as the New South Wales Department of State & Regional Development, put this growth at 25%. According to their 1998 report, the greater Sydney area is home to half the international call centers operating in the Asia Pacific region.


Call centers serve the whole spectrum of industry, finance, transport, utilities and government and the division has begun to extend its traditional focus on financial and emergency services to a much larger market.


The growth and expansion of this industry has led to a need for products and services by call centers providing assistance and/or solutions to their strained and growing operations. By providing such products, the Company, even as a late entrant, can solicit any client or potential client with such product offerings, even though that client may be using competitors equipment. As a result of the Company's targeting initiative the Division now represents ( together with other distributors in many cases) Rockwell Electronic Commerce (Call Centers), Dictaphone (Loggers), Witness Systems Inc (Quality monitoring systems), Trans-lux Corporation (wall boards), Pipkins Inc.(workforce management software) and others. The Division uses a solution oriented approach to meet most customer technology needs.



Divisional sales for the year ended June 30, 1999 were $5.4 million, a decrease of 29% over the previous year. Sales in the current fiscal year were significantly lower than in fiscal 1998 mainly as a result of reduced sales of the core turret system product due to the financial collapse of V Band but an order book of over $4 million will provide a greater than usual level of certainty for the year 2000. The Company has moved into the call center market offering a number of products in this area. This should be considered as a start up business although the skills required to support these products are similar to those already being deployed in the financial trading area. Revenues increased 56% to $4,229,231 for the six months ended December 31, 1999, from $2,705,828 for the six months ended December 31, 1998. The increase is mainly attributable to turret system sales of $2,264,338 being concluded as a result of the division being awarded the Australian distributorship for IPC products as compared to $1,408,994 being generated in the comparative period. The successful conclusion of the Australian distributorship with IPC is expected to generate further positive results in this fiscal year, with significantly higher turret systems sales forecast.


Operational Concerns


International Operations. As the Company's operations are internationally based, such operations are subject to numerous inherent risks beyond the Company's control, including political and economic conditions affecting the countries of operation. The Company's international business activities may include difficulties in staffing and managing international operations, currency fluctuations and currency management issues, difficulties in collecting accounts receivable, imposition of public sector controls, trade and tariffs restrictions, price or exchange controls, limitations on repatriation of earnings, longer payment cycles, political and economic instability, seasonal fluctuations in business activity during the summer months, foreign tax consequences and the burdens of complying with a wide variety of foreign laws and regulations.

The Company conducts most of its business outside the US and thus most of its expenses and revenues, if not all, are derived in foreign currencies. Thus, the Company may experience a material loss due to fluctuations in foreign currencies. The Company typically denominate foreign transactions in foreign currency and have not regularly engaged in hedging transactions.


Suppliers/Service Providers.


Dependence on Key Suppliers -Should any of the Company's key suppliers experience difficulty in providing product in a timely manner, this could adversely effect the Company's revenues and reputation in the market.
Additionally, the failure on the part of these suppliers to develop and manufacture or supply new or enhanced products or software that meet or anticipate technological changes on a timely and cost-competitive basis could have a materially adverse effect on the Company's financial condition and results of operations. [23]Key suppliers are:

IPC - Non-exclusive distribution agreement for Australia for an initial term of two years, with automatic extension thereafter, unless terminated in writing upon giving 60 days notice. Performance criteria of $2 million in sales per annum.

Premiere - Exclusive agreement for Premiere to carry all the fax broadcast traffic for a period of 12 - 24 months subject to service and pricing criteria. Witness - Non-exclusive distribution agreement for Australia for an initial three year period. Thereafter it may be renewed for successive one year periods by mutual agreement. Termination upon giving 60 days notice or on breach of contract. Performance criteria of $500,000,$1,000,000 and $1,500,000 in years 1,2 and 3 respectively.
Pipkins - Non-exclusive distribution agreement for Australia to be finalized by June 30, 2000.
Rockwell - Non-exclusive distribution agreement for Australia for an initial term of one year, with extension by written amendment. Termination upon giving 90 days notice or on breach of contract.
Trans-lux - No contract in place. Has been operating on a purchase order basis for in excess of seven years.
Trend Micro - An agreement for Trend Micro to supply up to date virus scanning software on the FlexiFax Gateway for an initial period of two years with automatic extension. Termination upon giving 60 days notice.

Agreement with IPC - For the fiscal six months ended December 31, 1999, sales of the IPC products accounted for 70% of the sales of the Voice and Data Systems. IPC, a previous competitor to V Band, has recently acquired V Band and the Company has been appointed the Australian distributor of IPC products. Under the new distributorship arrangement with IPC it is not yet certain what margins on sales can be reasonably expected on an ongoing basis nor whether the costs to support the new systems will be similar to those of supporting V Band products.

No Long-term Contracts - The Company does not typically have or utilize long-term contractual agreements with its clients, suppliers or vendors and thus such may not continue to transact business with the Company in the future if competitors develop products and services that are more sophisticated, efficient and cost effective, or our technological advances are not timely and responsive to our clients individual needs or our products become obsolete. The information and telecommunications service market continually attracts new competitors and technologies which may offer or provide more sophisticated, efficient and cost effective products and services which would have a material adverse effect upon the Company's business, financial condition and operations.

Reliance on third parties - A substantial portion of the Company's total revenues are derived from the sale of products manufactured by third parties and the provision of professional services in connection with the sale and maintenance of such products. As a result, any factor adversely affecting such distribution rights or services would have a material adverse effect on the Company's business and results of operations.


Regulations.


Enforcement of Civil Claims - The Company was incorporated under the laws of Idaho, while the operating entities are based in Australia. Certain of its directors and all of its officers reside, and all of its assets are located, outside of the United States. It may not be possible for investors to effect service of process within the United States upon the directors and officers of the Company. It may also not be possible to enforce judgments obtained in United States courts predicated upon the civil liability provisions of applicable securities laws of the United States against the Company or its directors and officers.

Change in government policies - A deterioration in economic conditions in countries where the Company carries on business or other factors could result in a change in government policies which may materially affect the Company's financial position and results of operations.

Regulation of the telecommunications industry - The telecommunications industry is subject to regulatory control. Any amendments to current regulations could have a material adverse effect on the Company's business, results of operations and prospects.

Deregulation of the Australian Telecommunications Industry - On July 1, 1997 the Australian Telecommunications Industry deregulated. Until late 1999, only national and international calls were allowed to be offered by licenced carriers. Since deregulation new and emerging carriers have been taking market share away from the incumbent, Telstra Corporation Limited. This is evidenced by Telstra's retail market share of the national and international call market being forecast at below 50% in 1999, as compared to 74% in 1994 (Source:Telstra/Austel). As a result, fax broadcast revenues and margins per minute are expected to continually reduce in order to secure market share and customer base, as existing and new competitors continue to increase market share through cost leadership strategies, as a result of reduced carriage costs.



Regulation of broadcast faxing and Emailing - In recent years, legislation has been enacted in the United States, Europe, Australia and other countries restricting fax or Email broadcasting especially by businesses to private numbers/addresses. Similar restrictions are starting to appear governing business-to-business fax broadcasting and this may have an adverse affect on the Company's business and results. Current trends in regulation of electronic messaging are that messages should only be sent to those that want the information in the message or have "opted in" to receive specific types of information from time to time. The Company is not aware if the Company's customers have obtained 'opt in' status from the recipients to whom they intend to send their messages.


Competition and Competitive Business Conditions.


Competition - The Company's Voice and Data Division operates in a highly competitive environment. The markets in which the Company operates are comprised of a substantial number of global and regional competitors, many of which have greater financial, engineering, manufacturing and other resources than the Company. Competing with such companies will require continued investment by the Company in engineering, research and development, marketing and customer service and support. Future profitability will depend upon broader market penetration that the Company has yet to secure.The fax broadcast and messaging industry is intensely competitive and served by a wide range of companies, including major telephone service providers, ISPs in developed countries and other companies specializing in providing fax services. Many of these companies have significantly  greater  financial  resources  and  reach  than the  Company  and extensive established networks. Typically, FlexiFax does not have long-term contractual agreements with its clients and there can be no assurance that its clients will continue to transact business with the Company in the future. In addition, there can be no assurance that clients will not elect to use alternatives to FlexiFax's fax or messaging communications services, such as the Internet, to carry such communications or that companies offering such alternatives will not develop product features or pricing policies which are more attractive to clients than those offered by the Company. Such competition companies may also invite partnering or joint venture arrangements with the Company in one country under a mutual agreement but still remain a strong competitor to the Company in others. This could require the Company to adapt or change out its technology to achieve such partnering or joint venture relationships.

Uncertainty of Strategic Relationships - The Company plans to enter into strategic relationships or partnerships in order to enable the Company to offer its products and services to a larger customer base and on more economies of scale. The Company's success depends in part on the success of these relationships and the ability of these strategic partners to market and supply the Company's products and services. Failure of one or more of these strategic relationships or partners to successfully develop and sustain a market for our services or the termination of one or more of these strategic relationships could hinder the Company's ability to increase sales and revenue. Additionally, our strategic partners may not view their relationship with the Company as significant to their business and thus any reassessment of their commitment to the relationship could have a material adverse effect on the Company. The ability of our strategic partners to incorporate our products and services into their product and services now and in the future will require the Company to respond timely with new products and services as technological advances are made. If the Company fails to enhance or create new products and services in response to technological changes such could result in the Company's strategic partners terminating their relationship or seeking alternative providers.

Further, the telecommunications industry is experiencing rapid consolidation. Consolidation within the industry, including consolidations of the Company's clients and strategic partners, could have a material adverse effect on the Company's business, financial condition and operations.

Uncertainty of Market Acceptance - The Company's future success depends upon the market acceptance of its existing and future computer product lines and services integrating the functionality of the telephone and the computer. This will require the market to accept a new way of exchanging and transmitting information which will most likely depend upon several factors, including ease of use, price, reliability, access and quality of the service, system security and the products functionality. A decline in the demand for, or the failure to achieve broad market acceptance of the Company's product lines and services would have a material adverse effect on the Company's business, financial condition and operations.

The Company believe that its future success is also dependent in part upon its ability to route more of its client traffic through the Internet and expand its base of Internet capable nodes. Thus, the Company is dependent upon the viability of the Internet as a medium for the transmission of documents. The Company relies upon third party ISP providers for access to the Internet through Internet capable nodes at varying prices. There can be no assurance that the current pricing structure for the Company's access and use of the Internet will not adversely change. If the Internet proves to be an impractical or unreliable medium for transmission of documents or material capacity constraints develop, the Company's business, financial condition and operations may be adversely affected.

Reliance on computer and communications systems - The Company's business is highly dependent on its computer and telecommunications systems and those of others, such as Premiere, for the operation and quality of service of the FlexiFax system. The temporary or permanent loss of all or a portion of any system, for whatever reason, could have a materially adverse effect on the Company's business, financial condition and results of operations.

Dependence on Telephone Services - In broadcasting faxes or other messaging technologies, FlexiFax is highly dependent on telephone service provided by local and long distance telephone companies in countries throughout the world. The quality and availability of telephone service varies and in some areas is limited. Any significant interruption in telephone service could adversely affect the Company. Rate increases imposed by telephone companies where FlexiFax operates nodes will increase the Company's tariffs from Premiere and could adversely affect its financial condition and results of operations. There can be no assurance that an act of sabotage, technical failure, natural disaster or similar event would not cause the failure of a telephone network, other portions of the network or one of the switching facilities as a whole, resulting in the interruption of the Company's services. Such an interruption of service could have a material adverse impact on the Company's business, financial condition and operations.

Dependence on Internet Service Providers (ISPs) - In using the Internet as a receiving, transport or delivery mechanism for its messages, the service is highly dependent on the performance of ISPs throughout the world. As message traffic can be handed off from ISP to ISP beyond the control of the Company, any resultant traffic loss, failure or poor performance by any ISP in the chain could have a detrimental effect upon the service level and performance of the Company's service. This in turn could effect the Company's clients who may then opt not to use the service. Although the Company will always try to use reliable ISPs there can be no assurance that such performance problems will not occur.

Dependence on key customers - FlexiFax derives a significant portion of its revenues from a relatively small number of customers and there and there is no assurance that such customers will continue to provide the same levels of revenue in the future.

Concentration of Clients in the Financial Services Industry - Historically, a significant portion of the Company's revenues have been derived from sales to clients in the financial services industry. If the financial services industry suffers an economic downturn, it is likely that the Company would experience a decline in revenues, which could have a materially adverse effect on the Company's financial condition and results of operations.


Technology.


Lack of Patentable Technology - The Company owns no patentable technology. None of the Company's distributorship agreements provide the Company with exclusive proprietary technology and there can be no assurance that the Company will be able to sustain a competitive advantage against other firms with access to the same technology.

Dependence on unpatented proprietary know-how - Unlike certain of its competitors, FlexiFax relies on unpatented proprietary know-how. This know-how, or in house knowledge concerning the underlying concepts and operational methods of its technology cannot be patented.

While the Company employs various methods to protect its know-how, such methods may not afford complete protection and there can be no assurance that others will not independently develop such know-how, obtain access thereto or develop a more efficient system.

Technology Risk - The market for the Company's products and services is characterized by rapidly changing technology, frequent new product introductions, evolving industry standards and evolving methods of building and operating communications systems. The Company's ability to compete effectively is dependent upon its ongoing significant investment in software development and telecommunications technology by continuing to enhance its current services, and develop and introduce new services and products in a timely fashion. There can be no assurance that the Company will be successful in anticipating or adapting to technological changes or in selecting and developing new and enhanced technology on a timely basis. Future technological advances in the continually changing telecommunications industry may result in the availability of new services, products or methods of electronic document delivery that could compete with the document distribution services currently provided by FlexiFax.
Moreover, decreases in the cost of existing products or services could enable the Company's current or potential clients to fulfill their own needs for electronic document distribution services more cost efficiently than through the use of the Company's services. The Company could be adversely affected in the event of such technological change, or if such changes in technology enable additional companies to offer services which could replace some or all of the services presently offered by FlexiFax.


Competition


The Company's competition is very strong and consists of large carriers, ISPs as well as new start up industries. For the Flexifax Division such competitors include Premiere Technologies Inc. (incorporating Xpedite), NetMoves (formally FaxSav), Sprint, Cable & Wireless or other carriers or ISPs, in addition to some large media companies distributing news releases, and some start-up companies offering "free" fax services. The competitors for Voice and Data include British Telecom, Lucent Technologies, Panasonic, Sony, Hanson, NEC, Nortel and any Company offering call center services, products or solutions.


Item 2.  Management's Discussion and Analysis


The core elements of the Company's business are messaging and communications represented by the Company's two operating divisions, FlexiFax and Voice & Data. The Company offers a range of quality products and solutions in both of these markets. The expansion of digital messaging is particularly strong and the FlexiFax Division is rapidly broadening its offerings to meet customer demand. Similarly, in the systems market, the convergence of computer technology with telecommunications infrastructures has created a demand for ever-increasing functionality. The Voice & Data Division markets a range of products designed to take advantage of some of these opportunities within its targeted niches of financial trading, command/control centers and call centers.

In connection with their report on our consolidated financial statements for the years ended June 30, 1999 and 1998, BDO Nelson Parkhill, our independent auditors, expressed substantial doubt about our ability to continue as a going concern because of recurring net losses and negative cash flows from operations. See Note 1c to the Consolidated Financial Statements as well as the section on Liquidity and Capital Resources, below, for discussion.

Plan of Operations

Management has established the following objectives for the Company over the next 12 months:

1. Reposition the Company into a more broad based and value added messaging service and away from its heavy reliance on fax distribution using its proprietary network. The aim is to turn the messaging activity from a loss making operation to cashflow positive operation with eventual profitability. The Company has outsourced its network operation to reduce its overhead and integrated its Flexifax technology into the Premiere fax network under a Strategic Partnership Agreement. This allowed the Company to replace its network infrastructure and take advantage of the volume discounts offered by Premiere. More focus can now be placed on the customer interface and better functionality. The cost of developing the integration technology was born by the Company as part of its in-house development over three months.

2. Identify e-commerce opportunities complementary to the messaging basis of the Company. These opportunities are currently under active consideration but will involve web based development. The initial development cost is to be raised by AICH as part of the $3.66 million capital raising effort. The actual costs will only be known after a project research and feasibility study is completed. This is expected to be completed by the end of the fourth fiscal quarter.

3. Seek Partnering or Joint Venture opportunities which will be complementary and provide opportunities for growth. The first Partner Agreement along these lines has been with Trend Micro Australia Pty Ltd, providing resident antivirus software on the Gateways allowing the Company to promote distribution of email in different formats. At present, jobs are submitted in Postscript, tiff or pdf format which has minimal risk of distributing viruses. The Company will stamp or legend each outgoing email with a "swept for viruses by Trend Micro" message. The Partnership will involve minimal cash expenditure by the Company. (see "Operational Concerns - Dependance on Key Suppliers" for more information)

4. Expand or identify channel opportunities to service new areas of the market. The first of these opportunities has been the Flexemedia Service whereby the Company distributes corporate news releases to news editors and the like based on lists maintained by the Company. Similar vertical market applications are being pursued where centralized lists are a key VAS to the customer. The development costs for each new activity will depend upon the need but will likely be in the range of $50,000 to $150,000 to launch depending upon the complexity.

5. Upgrade, add features and improve Flexifax software. The Company currently employs 3 software engineers/developers tasked with adding functionality to the Gateway and Web based technology and user interface software.

6. Expand the Company's voice and data systems business and product range. Due to the consolidation in the financial dealing room market the emphasis will be changed from turret systems to call centers and their applications. (See, "Overview - Voice and Data Division" for details).

Most of the Company's objectives will involve minimal capital expenditure until the capital raising being undertaken by AICH is complete. Once the capital has been raised by AICH then these major projects will be undertaken. CompanyCompanyCompanyCompany As a result of the reverse acquisition of TWG by the Company in February 1999, the financial information and financial statements presented herein are those of TWG, the accounting acquirer. Thus, the financial position and results of operation of the Company were recorded in Australian dollars, the functional currency, and have been converted to US dollars.



Results of operations and financial position for Fiscal Years Ending June 30, 1999 and 1998

The financial position and results of operations of the Company for the years ended June 30, 1999 and 1998 are determined using the Australian dollar as the functional currency. Assets and liabilities are translated at the exchange rate in effect at each period end. Amounts on the statement of loss and comprehensive loss are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from the use of different exchange rates from period to period are included in the comprehensive income account in shareholders' equity. The gains and losses from foreign currency transactions are included in net loss. The Australian and United States dollar exchange rates at the balance sheet date and the average exchange rates for each year under review were as follows for $1 Australian:

December 31, 1999                                           0.6500
July 1, 1999 - December 31, 1999                            0.6533
June 30, 1999                                               0.6565
July 1, 1998 - June 30, 1999                                0.6273
June 30, 1998                                               0.5980
July 1, 1997 - June 30, 1998                                0.6710
June 30, 1997                                               0.7440

Management considers that there are no potential inflation issues affecting the Company's business. The Company does not currently have any currency rate hedges in place.


Management's discussion and analysis of operations for all periods are on the converted US dollar figures. References have been made to certain figures before taking into account the effect of the foreign currency translation adjustment where necessary.

Combined Results of Operations

Combined revenues decreased by 20% to $8,873,845 for the year ended June 30, 1999, compared to $11,103,370 for the year ended June 30, 1998. Cost of sales reduced to $4,686,123, down from $6,516,246 in the prior year. Cost of sales as a percentage of revenue improved to 53%, down from 59% in the corresponding period. Total operating expenses increased 8% to $5,713,499 from $5,267,999 in the prior year. A net loss for the year ended June 30, 1999 of $1,822,201 was reported, which was up from the net loss reported for the year ended June 30, 1998 of $703,094.

A detailed explanation of the results by operating division follows.

FlexiFax Division


Revenues. FlexiFax revenue decreased 0.5% to $3,447,030 for the year ended June 30, 1999 from $3,462,992 for the year ended June 30, 1998. (Revenues were 6% higher than the comparative figure before adjusting for the foreign currency translation difference). Revenues generated in countries outside of the US (excluding Australia) increased by 61% while revenue generated in Australia remained constant as growth in this market was offset by some migration of customers due to the deregulation of the Australian Telecommunication Industry resulting in tight competitive conditions. (See "Operational Concerns - Deregulation of the Australian Telecommunications Industry" for more information regarding the risks associated with deregulation). Strong growth in international markets was achieved through greater market penetration in existing areas such as the United Kingdom, Singapore and Vancouver, as well as in new areas such as Switzerland. A large amount of management effort and resources were directed to the establishment and growth of direct sales offices located in London and Singapore, including recruiting and training staff and establishing the office, and ongoing operational involvement in day to day management. The expenses incurred in relation to this expansion are identified under total operating expenses. (See "FlexiFax Global Services Division - Total operating expenses" below).


Cost of sales. Cost of sales comprises local access charges, leased network backbone circuit expenses, line rental, distributors' commission, software maintenance and support, and domestic, long distance and international termination charges. These are variable costs based on actual volumes. Cost of sales amounted to $2,219,827 for the year ended June 30, 1999 compared to $2,118,018 for the prior year. Cost of sales as a percentage of revenue increased to 64% for the year ended June 30, 1999, compared to 61% for the corresponding period as a result of lower revenues per minute being achieved due to tight trading conditions.

Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Total operating expenses for the year ended June 30, 1999 amounted to $2,596,181 compared to $1,991,437 in the corresponding period. Significant expenses were incurred in connection with the establishment of a direct office in London, which amounted to $439,075. The balance of the increase in expenditure resulted mainly from increased staff costs. Depreciation increased to $304,409 for the year ended June 30, 1999, compared to $289,536 in the prior year, as a result of network equipment acquired to increase network capacity and efficiency.

Voice and Data Division


Revenues. Revenues consist of sales from systems integration solutions for voice, call center, electronic display, paging, call recording and data applications. Revenues decreased 29% to $5,426,815 for the year ended June 30, 1999, from $7,640,378 for the year ended June 30, 1998. The decrease is mainly attributable to: (1) reduced sales of V Band voice systems because of the global consolidation of financial market players and the inability of V Band Inc to continue to operate as a going concern (sales reduced by $167,830); (2) significant customer delay (between expected order date and received order date) in the electronic display and call center markets; (3) a large project secured by the paging division in the prior year (sales reduced by $966,570); (4) reduced sales activity in the Singapore region (sales reduced by $395,450). The successful conclusion of the Australian distributorship with IPC is expected to generate positive results in the next financial year, with turret systems sales for fiscal 2000 forecast to be significantly higher than for the fiscal 1999 year.


Cost of sales. Cost of sales consists of the purchase of third party product, necessary to complete the systems integration solution. Cost of sales for the year ended June 30, 1999 amounted to $2,466,296, compared to $4,398,228 for the previous 12 months. Cost of sales as a percentage of revenue decreased to 45% for the current financial year down from 58% for the year ended June 30, 1998. The decreased percentage is a result of providing a larger proportion of relocation and ancillary support and maintenance services to the V Band voice customer base as opposed to supplying larger project system sales, as well as a change in the overall revenue mix, where different product groups attract different gross margins.

Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Total operating expenses for the year ended June 30, 1999 amounted to $2,858,593 compared to $3,109,126 in the corresponding period. Depreciation increased to $126,159 for the year ended June 30, 1999, compared to $107,558 in the prior year,

Liquidity  and Capital  Resources  for the fiscal  years ended June 30, 1999 and
1998


The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. In connection with their report on our consolidated financial statements for the years ended June 30, 1999 and 1998, BDO Nelson Parkhill, our independent auditors, expressed substantial doubt about our ability to continue as a going concern because of recurring net losses and negative cash flows from operations. See Note 1c to the Consolidated Financial Statements for discussion.


Our current cash requirements to satisfy the management objectives outlined above as well as to provide working capital and sustain our operations for the next fiscal year are estimated to be $1,100,000. We expect that these requirements will be provided by

Internally:

o     Sales of the accounts  receivable of the FlexiFax Division under a working
      capital  based  factoring  facility   established  with  Scottish  Pacific
      Business Finance Pty Ltd (see below for details)
o     Cash profits generated from the Voice & Data division

The Company anticipates raising additional capital of $3.66 million with the assistance of AICH by means of private placement. (See below for more details). If the private placement is not completed, the Company will:

o Restructure certain business activities in order to reduce the negative cash flows and to transform loss making operations into profitable ones. This would be achieved by cost reduction and identifying areas that could provide efficiency with an outsourced solution.

Thereafter, if the Company's operations do not begin to deliver positive cashflows in amounts enough to satisfy the Company's requirements, then it will be necessary for the Company to source alternative funds through bank debt, equity funding, partnering with others or undertake appropriate divestment strategies of certain technologies for equity or cash. Additional funding may not be available, or may not be available on terms and timing acceptable to the Company, which could have a material adverse effect on the Company's financial position, its overall business and the result of the Company's operations.

The market for fax and messaging is very competitive and the Voice and Data Division is heavily influenced by the economic conditions existing in Australia at the time. The Company does not expect this to change and in fact expects that even greater effort will be needed in the future. The Company will therefore continue to have the need for additional funding until it reaches significant levels of revenue and margin to become cashflow positive.

The Company has financed its cash requirements for operations and investments in capital assets mainly through private sales of equity securities and loan finance. AICH were engaged by the Company to raise up to $3.66 million through private placements. In July 1999, AICH has provided a bridge loan for $500,000 secured by a promissory note, accruing interest only after AICH had raised minimum net capital of $1.5 million for the Company. The promissory note will be repaid out of proceeds of the intended private placement capital raising of $3.66 million, once the Company is listed on a national exchange such as American Stock Exchange, NASDAQ or other national exchange. AICH was expected to arrange for the share placement with one or more brokers, fund managers or other accredited parties. The Company is not party to any plan to place shares with one or another particular person or group.

In September 1997, the Company arranged an unlimited working capital-based facility with Scottish Pacific Business Finance Limited ("Scottish Pacific"), in respect of the Australian domiciled customers of FlexiFax Global Services. In accordance with Scottish Pacific lending criteria, this facility has been secured by a charge over the assets of Trade Wind Marketing Pty Ltd (a wholly owned subsidiary of Trade Wind Group Pty Ltd) as well as guarantees by Trade Wind Group Pty Ltd and its subsidiaries. Interest is charged at the highest of the prevailing rates of either Westpac Banking Corporation, Australia and New Zealand Banking Group Limited or National Australia Bank Limited plus a margin of 2%. The prevailing interest rate at June 30, 1999 was 10.93% (1998: 11.06%). The original term of this agreement was for a 12 month period with automatic renewal. This agreement may be terminated by Scottish Pacific by giving one month's notice or by the Company giving three month's notice. If this facility were terminated by the Company, paying off the outstanding balance would result in the Company having direct access to all the receipts on the outstanding invoices, for working capital purposes.

As a result of operating losses, cash used in operating activities amounted to $1,823,623 for the year ended June 30, 1999, compared to $128,251 being generated from operations for the year ended June 30, 1998. Accounts receivable decreased $224,035 to $1,899,714 from $2,123,749 for the year ended June 30, 1998 as a result of a general reduction in sales activity as well as the relative cash flow timings of the Voice & Data Division revenue flows. Accounts payable and other accruals reduced by $1,030,846 compared to an increase of $357,100 in the prior comparative year, mainly as a result of some of the funding received going towards reducing the payables to an acceptable level, as well as a general reduction in sales activity.

Cash used in investing activities, consisting primarily of the purchase of capital assets, amounted to $481,852 for the year ended June 30, 1999, compared to an inflow of $21,246 in the corresponding period in 1998.

Cash generated from financing activities, amounted to $1,834,510 compared to $151,861 in the prior year primarily as a result of the sale of stock. 300,000 shares were sold on March 16, 1999 at a price of $2.50 per share under a private placement, with a further issue of 200,000 shares on June 9, 1999 at a discounted price of $1.25 under the private placement, for the raising of bridging finance for a potential acquisition. Capital was contributed by Trade Wind Communications Limited in the amount of $917,435, compared to $481,659 in the prior year.


Cash and equivalents decreased to $118,912 for the year ended June 30, 1999, from $589,877 in the previous year, as a result of funding operations and capital asset acquisitions, primarily through private issues of securities and the provision of loan finance.


Results of operations and financial position for the six months ended December 31, 1999 and 1998

Management's discussion and analysis of operations for the period ended December 31, 1999 and 1998 are on the converted US dollar figures. References have been made to certain figures before taking into account the effect of the foreign currency translation adjustment where necessary.

Consolidated Results of Operations

Consolidated revenues increased by 40% to $6,028,155 for the six months ended December 31, 1999, compared to $4,296,269 for the six months ended December 31, 1998. As a result of increased sales volumes Cost of sales increased to $3,602,655, from $2,359,504 in the prior period. Cost of sales as a percentage of revenue increased to 60%, up from 55% in the corresponding period. Total operating expenses before restructuring costs increased 25% to $3,065,735 from $2,452,688 in the prior period. Total operating expenses after restructuring costs increased 55% to $3,791,470 from $2,452,688 in the prior period. The net loss before restructuring costs for the six months ended December 31, 1999 was $657,753, which was up from the amount reported for the six months ended December 31, 1998 of $534,349. A net loss after restructuring costs for the six months ended December 31, 1999 of $1,383,488 was reported, which was up from the net loss reported for the six months ended December 31, 1998 of $534,349.

A detailed explanation of the results by operating division follows.

FlexiFax Division

Revenues. FlexiFax revenues increased 13% to $1,798,924 for the six months ended December 31, 1999 from $1,590,441 for the six months ended December 31, 1998. Revenues generated in countries outside of the US increased by 13%. As a result of the outsourcing of our network, the Company will only report a percentage of the revenue generated by the customer base, now serviced by Premiere.

Cost of sales. Cost of sales comprises local access charges, leased network backbone circuit expenses, line rental, distributors' commission, software maintenance and support, and domestic, long distance and international termination charges. These are variable costs based on actual volumes. Cost of sales amounted to $1,009,448 for the six months ended December 31, 1999 compared to $1,034,597 for the prior period. Cost of sales as a percentage of revenue decreased to 56% for the six months ended December 31, 1999, compared to 65% for the corresponding period, mainly as a result of lower termination pricing being negotiated with carriers. Note from December 1999, cost of sales will only include distributors' commission, software maintenance and support, and domestic, long distance and international termination charges.

Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation, restructuring costs and other expenses incurred in running the operations. Total operating expenses before restructuring costs for the six months ended December 31, 1999 amounted to $1,366,843 as compared to $959,288 in the corresponding period. Significant expenses in the amount of $178,743 were incurred in connection with the establishment of an office in London for the six months ended December 31, 1999. The balance of the increase in expenditure resulted mainly from increased staff costs, largely as a result of the establishment of the Flexemedia division, for the dissemination of news releases. Depreciation decreased to $148,380 for the six months ended December 31, 1999, compared to $164,765 in the prior period. Total operating expenses after restructuring costs for the six months ended December 31, 1999 amounted to $2,092,578 as compared to $959,288 in the corresponding period. It is anticipated that expenses will be reduced by approximately $80,000 per month as a result of the Premiere agreement.

Voice and Data Division

Revenues. Revenues consist of sales from systems integration solutions for voice, call centre, electronic display, paging, call recording and data applications. Revenues increased 56% to $4,229,231 for the six months ended December 31, 1999, from $2,705,828 for the six months ended December 31, 1998. The increase is mainly attributable to turret system sales of $2,264,338 being concluded as a result of the Company entering into an agreement with IPC to be its Australian distributor for its products as compared to $1,408,994 being generated in the comparative period. The agreement with IPC is expected to generate further positive results in this fiscal year, with significantly higher turret systems sales forecast.

Cost of sales. Cost of sales consists of the purchase of third party product, necessary to complete the systems integration solution. Cost of sales for the six months ended December 31, 1999 amounted to $2,593,207 as compared to $1,324,907 for the comparative quarter as a result of increased sales volumes. Cost of sales as a percentage of revenue increased to 62% for the current fiscal period as compared to 49% for the six months ended December 31, 1998. The increased percentage is a result of supplying larger project system sales as opposed to providing a larger proportion of relocation and ancillary support and maintenance services to the V Band voice customer base, as well as a change in the overall revenue mix, where different product groups attract different gross margins.

Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operations. Total operating expenses for the six months ended December 31, 1999 amounted to $1,535,183 as compared to $1,453,095 in the corresponding period. Depreciation was $62,720 for the six months ended December 31, 1999, as compared to $57,806 in the prior period,

Liquidity and Capital Resources

The Company's consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business.

  The Company anticipates raising additional capital to meet its planned operational and expansion requirements over the remaining part of the fiscal year ending June 30, 2000. Should the appropriate level of funding not become available, then the Company will have to reduce its costs employed in various areas including its global expansion activities, network expansion, new channel marketing initiatives, R&D, sales and general marketing activities to a cost level which will meet the anticipated cash needs for working capital and capital expenditure requirements. Thereafter, if the Company's operations do not begin to deliver positive cashflows in amounts sufficient to satisfy the Company's requirements then it will be necessary for the Company to raise additional funds through bank debt, equity funding, partnering with others to share overheads or undertake appropriate divestment strategies of certain technologies for equity or cash, or through other sources of capital. Additional funding may not be available, or may not be available on terms and timing acceptable to the Company, which could have a material adverse effect on the Company's financial position, its overall business and the result of the Company's operations.

  The market for fax and messaging is very competitive and the Voice and Data business is heavily influenced by the economic conditions pertaining in Australia at the time. The Company does not expect this to change. In fact, the Company expects that it will be required to use even greater effort to remain competitive in the future. The Company's needs for additional funding will continue until it reaches significant levels of revenue and margin to become cashflow positive.

The Company has financed its cash requirements for operations and investments in capital assets mainly through loan financing.

As a result of operating losses, cash used in operating activities amounted to $508,583 for the six months ended December 31, 1999, as compared to $1,089,356 for the six months ended December 31, 1998. Accounts receivable increased to $2,767,835 from $1,899,714 for the six months ended December 31, 1998 mainly as a result of increased sales volumes in the second quarter. Accounts payable and other accruals increased by $893,783 as compared to a decrease of $1,464,691 in the prior comparative period, mainly as a result of increased sales activity in the second quarter as well as some of the funding received going towards reducing the payables to an acceptable level in the prior period.

Cash used in investing activities, consisting primarily of the purchase of capital assets, amounted to $41,951 for the six months ended December 31, 1999, and $119,083 in the corresponding period in 1998.

Cash generated from financing activities, amounted to $649,147 as compared to $672,599 in the prior period primarily as a result of unsecured loans in the amount of $757,695. In the prior period, Trade Wind Communications Limited contributed capital in the amount of $681,635.


New Accounting Pronouncements


In April 1998, the American Institute of Certified Public accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up activities", ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard will not have a material effect on the financial statements. During 1998, the FASB issued SFAS 132, "Employers' Disclosures about Pensions and Other Post retirement Benefits". This statement revised employers' disclosures about pension and other post retirement benefit plans but does not change measurement of recognition of those plans. SFAS 132 is effective for fiscal years beginning after December 15, 1998. Adoption of this standard will not have a material effect on the financial statements.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets of liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on July 1, 2000 to affect its financial statements.


Uncertainty due to the Year 2000 Issue


The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems that use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure that could affect an entity's ability to conduct normal business operations. The Company formulated a Y2K compliance program to test the Company's products and services for compliance and all such products and services were successfully tested. The Company received compliance statements from its principals who supply products. However in the telecommunications environment, individual products may be compliant but their operation as a whole also depends on third parties over which the Company has no control or in some cases even input. As of February 29, 2000, the Company has not experienced any delays or material adverse effect on its business as a result of Y2K.



The cost to the Company of the Y2K compliance program was not separated but was written off into general operating expenses and leasing costs (for equipment upgrade).

Further, there were no material or known problems concerning Y2K that have not been fixed and remedied either prior to the change of date or since.

Item 3.  Description of Property

All Company property is leased. The Company currently operates from the following offices



Australia   Sydney          27th floor Grosvenor Place             Head Office address for all companies of      Lease expires on
                            225 George Street Sydney               Trade Wind Communications Limited.            31 July 2000
                            NSW 2000   Australia                   FlexiFax Sydney

Australia   Sydney          210 George Street                      Voice and Data Sydney address                 Lease expires on
                            NSW 2000 Australia                                                                   30 June 2000

Australia Melbourne         Level 7, Royal Insurance Building      Flexifax Melbourne                            Monthly tenancy
                            440 Collins Street                     Voice & Data Melbourne
                            Melbourne Victoria 3000

Singapore                   200 Telok Ayer Street                  Voice & Data Singapore                        Lease expires on
                            Singapore 0106                         FlexiFax Singapore                            31 May 2000

London                      98 Curtain Road                        FlexiFax Global Services UK                   Monthly tenancy
                            London EC2A3AA



Property occupied is currently adequate for the Company's needs.


Item 4.  Security Ownership of Certain Beneficial Owners and Management


The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the stock shown.



               Name                         Number of Shares          Percentage of Outstanding Shares(6)

Skyglen Pty Limited(1) (5)                     1,391,259                             13.40%

Martin McCarthy(5)                              231,314                               2.2%

Minbura Holdings Pty Limited (2) (5)            536,942                               5.2%

Patvilt Pty Limited(3) (5)                     1,237,073                             11.9%

Valazco Pty Limited (4) (5)                     168,307                               1.6%

Trade Wind Communications Limited              8,800,000                             84.6%



(1) An Australian  trustee Company  controlled by Nicholas  Rowland Bird.
(2) An Australian  trustee Company  controlled by Sion Grand
(3) An Australian  trustee Company  controlled  by Arthur  Christopher  Walton
(4) An  Australian  trustee Company  controlled by Frank Favretto
(5) Beneficially  held through Trade Wind Communications Limited.

(6) As at October 31, 1999

All Officers and Directors as a Group           17.2%  (3 persons)

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. Generally, a person is deemed to be the beneficial owner of a security if he has the right to acquire voting or investment power within 60 days.


(2) Unless otherwise indicated, all addresses are at the Company's office.

The balance of the Company's securities are held by approximately fifty persons.

AICH directly or indirectly beneficially owns 800,000 shares of the Company's common stock. However 600,000 of these shares are subject to a lock up agreement and potential cancellation if AICH fails to perform under the terms of its agreement with the Company.


Item 5.  Directors, Executive Officers, Promoters and Control Persons.


The directors and officers of the Company are as follows:


Name                                 Age                  Position

Nicholas Bird                        61                   CEO, Director

Frank Favretto                       47                   Director

Martin McCarthy                      43                   Director


Nicholas Bird is a co-founder of TWC and has extensive engineering and managerial experience, especially in South East Asia. In 1970, he joined Philips Telecommunications Industries, Hilversum, Holland in their Singapore operation and was soon promoted to Regional Manager of South East Asia for
Telecommunications and Data Systems. During this time, he set up a telecommunications factory in Singapore for PABX and application development. Until 1981, Mr. Bird led Philips Telecommunications' Singapore operation in becoming a market leader in most of its chosen areas, increasing annual revenues of S$250,000 to in excess of S$20 million. Philips transferred Mr. Bird to Australia in 1985 as its Group Product Manager, Telecommunications and Data Systems. In this position, he was responsible for strategy and direction to make the Australian operations profitable. Philips instructed its Australian Company to rationalize its operations through a management buy-out. He participated in the buy-out and founded Trade Wind Technologies Pty Ltd (formerly known as Trade Wind Communications Pty Ltd) in December 1986. He has been significant in the growth and development of TWC and he now uses his expertise for the continued growth of the Company in the capacity of Chief Executive Officer. Mr. Bird was appointed as Chief Executive Officer and as a Director to the Board of Directors of the Company on February 5, 1999.

Frank Favretto is a Chartered Accountant in Australia and is the non-executive director of AusAsean Management Ltd., an Australian private Company and Chairman of Coms21 Limited, an Australian public Company. Mr. Favretto established Bankers Trust Australia's stockbroking operations in 1984 and held the positions of Chairman and non-member director of its Australian Stock Exchange membership from 1984 to 1991. In 1991, he became Executive Vice-President of Bankers Trust Australia's equity underwriting committee. In this role, Mr. Favretto gained considerable experience in private and public capital raisings. He was appointed a Director of TWC in November, 1996 and has been appointed to the Board of Directors of the Company since completion of the reverse acquisition.

Martin McCarthy, was recently appointed a Director of the Company in May, 1999. Mr. McCarthy was the President and CEO of IDD Enterprises, L.P. ("IDD") which was recently sold to Dow Jones and Company. Mr. McCarthy has been a pioneer in the online world for almost two decades. He has managed large organizations which have created, commercialized and deployed leading edge technologies in the areas of communications, information services and transactions. Prior to joining IDD in 1988, Mr. McCarthy served as Vice President of Office Message and Information Services at Western Union and was the youngest corporate officer in the firm's 130 year history. Mr. McCarthy has an MBA from Harvard University.

The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors.


Conflicts of Interest


Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise.

The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Furthermore, no officer or director of the Company has ever promoted, is promoting or will be promoting any other blank check Company during their tenure as an officer and director of the Company. Accordingly, there presently exists no conflict of interest in this regard. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.


Item 6.  Executive Compensation.


The Company does not currently compensate any executive directly. Nicholas Bird is an employed by TWG, the Company's operating subsidiary, under the terms of an employment agreement. For the year ended June 30, 1999, Mr. Bird received total remuneration of $81,543 (1998: $91,209), which comprised base salary of $41,713 (1998: $65,620), and other compensation, comprising superannuation contributions (similar to defined contribution plans) and life insurance premiums of $39,830 (1998: $25,589). No employees received in excess of $100,000.


Board of Directors Compensation


The Company does not pay directors who are also executive officers for service on the Board of Directors. Non-executive directors receive $1,500 per meeting and are reimbursed for their expenses incurred in attending meetings of the Board of Directors.


Long-term Incentive and Pension Plans


The Company does not hold any long-term incentive or defined benefit pension plans. In relation to the Company's subsidiary operations in Australia, according to legislation the Company provides funds for long service leave to which staff become eligible after 10 years continuous service. Superannuation (defined contribution benefits) payments are in line with norms in the various countries that the Company and its subsidiaries does business in.

The Company is presently reviewing the merits of establishing an incentive stock option plan for its key executives and employees; however, no such plan has been approved or implemented.

Other


No director or executive officer is involved in any material legal proceeding against the Company in which he will receive a benefit from such legal proceedings.


Employment Agreements


The Company currently has no employment agreement any of its employees. Certain employees have appointment letters whichset out the standard terms and conditions of employment but do not incorporate any contractual obligations on employees to remain in the employ of the Company.


Indemnification of Directors and Officers


The Company's Charter and Bylaws provide that indemnification for all directors and officers to the full extent permitted by the Idaho Corporation Law. Under such provisions, any director or officer who, in such capacity, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the Company's best interest. The Charter, Bylaws, and the Idaho Corporation Law further provide that indemnification is not exclusive of any other rights to which individuals may be entitled under the Charter, the Bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise.

The Company has the power to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee, or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss incurred by any person in any capacity or arising out of his status as, whether or not we would have the power to indemnify person against liability under Idaho law.


Item 7.  Certain Relationships and Related Transactions.

There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8. Description of Securities.


The Company's authorized capital stock consists of 20,000,000 shares of Common Stock, par value $0.001 per share and 5,000,000 shares of Preferred Stock, par value $0.001 per share. There are 10,400,000 Common Stock issued and outstanding as of the date of this filing. There are no preferred stock issued or outstanding.

Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable stock. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding stock of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All stock of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

Preferred Stock. No Preferred Stock of the Company is presently issued or outstanding. The Preferred Stock of the Company may be issued in various series and shall have preferences as to dividends and to liquidation rights. The Board of Directors shall establish the specific rights, preferences, voting privileges and restrictions of such Preferred Stock or any series thereof.

                                     PART II

Item 1.  Market Price for Common Equity and Related Stockholder Matters.


The Company's Common Stock is quoted at the present time on the "Over-the-Counter Bulletin Board. The Company's Common Stock commenced trading in April 1999 at $3.00 per share under the symbol of "FLXM". Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.



                                           High Bid             Low Bid

Qtr ended June 30, 1999                      $4.50               $3.00

Qtr ended September 30, 1999                $3.375               $2.00


Qtr ended December 31, 1999                 $4.875               $4.53




There are approximately 50 holders of the Company's Common Stock. From 1970 to 1984 the Company issued its common stock to various independent contractors and employees for their services. Presently there are 10,400,000 shares of the Company's Common Stock outstanding with 20,000,000 common stock authorized. All of the issued and outstanding stock of the Company's Common Stock were issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.

As of the date of this Form 10-SB, 10,400,000 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose stock are aggregated), who has satisfied a one-year holding period, under certain circumstances, may sell within any three-month period, a number of stock which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of stock without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

The Company has not paid any dividends to date and has no plans to do so in the immediate future.


Item 2.  Legal Proceedings.


There is no litigation pending or threatened by or against the Company.


Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 4. Recent Sales of Unregistered Securities.


On February 18 1999, the Company sold 300,000 shares of Common Stock at $2.50 per share to the following three accredited investors presented to the Company by AICH:

John L. Patten                      100,000 shares
Kathleen N. Patten                  100,000 shares
Benchmark Capital LLC               100,000 shares

This stock was sold at $2.50 based on AICH recommendation as to price per share for total proceeds in the amount of $750,000.

As of April 6, 1999 a private placement was made as a result of immediate short term bridge financing of $US1,250,000 arranged by AICH. The proceeds were to be used to make a bid for Newsnet, a company under administration and in the same business of fax broadcasting. As consideration for providing this facility on very short notice the Company issued 200,000 shares at $1.25 ($250,000), a $250,000 discount on fair value, to AICH, the cost of which was to be deducted from the $1,250,000 proceeds. After lengthy negotiation the Company decided to withdraw from pursuing the acquisition further and returned the funds to AICH, although the shares remain issued and outstanding.


Item 5. Indemnification of Directors and Officers.


The Company's by-laws include provisions providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Idaho law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

In accordance with the laws of the State of Idaho, the Company's by-laws authorize indemnification of a director, officer, employee, or agent of the Company for expenses incurred in connection with any action, suit, or proceeding to which he or she is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification.



                                    PART F/S

Financial Statements.

The following financial statements are attached hereto and filed as a part hereof. See page 23.


1)  Table of Contents - Financial Statements
2)  Independent Auditors' Report
3) Consolidated Balance Sheet
4) Consolidated Statements of Loss and Comprehensive Loss
5) Consolidated Statements of Changes in Cash Flows
6) Consolidated Statement of Stockholders' Equity
7) Notes to Financial Statements
8) Interim Consolidated Balance Sheet
9) Interim Consolidated Statements of Loss and Comprehensive Loss
10)Interim Consolidated Statements of Changes in Cash Flows

11) Notes to Interim Financial Statements

                                    PART III

Item 1.  Exhibit Index

No.                                                                   Sequential
Page No.

(3) Certificate of Incorporation and Bylaws

            3.1         Certificate of Incorporation and
                        Amendments Thereto*

            3.2         Bylaws*

(10) Material Contracts

            10.1 Merger Agreement*

            10.2 IPC Information Systems Inc - Distribution Agreement
            10.3 Premiere Information Systems Pty Ltd - Heads of Agreement
            10.4 Form  of  Premiere  Information  Systems  Pty  Ltd -  Wholesale
                 Agreement (portions of this exhibit are omitted and were filed with the Securities and Exchange Commission pursuant to the Company's application requesting confidential treatment in accordance with Rule 24b-2 as promulgated under the Securities Exchange Act of 1934, as amended).
            10.5 Trend Micro - Partnership Agreement
            10.6 Scottish   Pacific   Business  Finance  Limited  -  Undisclosed
                 Factoring Agreement

(21) List of Subsidiaries*

(27) Financial Data Schedule

            27.1 Financial Data Schedule

------------------------
*Previously filed.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           FLEXEMESSAGING.COM, INC.
                                           (Registrant)


Date: March 10, 2000


                                           /S/ Nicholas Bird
                                           ------------------------------
                                           Nicholas Bird, President

                             Flexemessaging.com, Inc






                     REPORT FOR THE YEAR ENDED JUNE 30, 1999

For financial accounting purposes, as a result of the reverse acquisition by Flexemessaging.com, Inc. (the "Company") of the business assets of Trade Wind Communications Limited ("TWC"), consisting of the stock of Trade Wind Group Pty Ltd., the financial statements presented herein are the consolidated financial statements of the Company for the year ended June 30, 1999 and June 30, 1998.

The Company has two divisions: Voice and Data Division and FlexiFax Division operating under the trade name of FlexiFax Global Services. Voice and Data Systems is a specialist supplier and integrator of voice communication systems and decision support applications for dealing rooms, emergency services and other organizations with mission-critical needs. FlexiFax Global Services operates an enhanced fax broadcast service over a global network. FlexiFax specializes in quality fax broadcasts generated from customers' desktops for delivery to any destination in the world.







SCHEDULE A              Financial Information

TO THE SHAREHOLDERS
FLEXEMESSAGING.COM,INC


                                                    INDEPENDENT AUDITORS' REPORT




We have audited the accompanying consolidated balance sheet of Flexemessaging.com,Inc. as of June 30, 1999 and the related consolidated statements of loss and comprehensive loss, stockholders' equity and cash flows for the years ended June 30, 1999 and l998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.


We conducted our audits in accordance with Australian generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Flexemessaging.com,lnc. at June 30, 1999 and the consolidated results of their operations and their cash flows for the years ended June 30, 1999 and 1998 in conformity with generally accepted accounting principles in the United States.


The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1c. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Sydney, Australia                                            BDO NELSON PARKHILL
October 27, 1999                                           CHARTERED ACCOUNTANTS


Flexemessaging.com, Inc
Consolidated Balance Sheet
                                                                                  Note        30 June
                                                                                                1999
Assets                                                                                           $
Current
                   Cash                                                            2             118,912
                   Receivables                                                     3           1,899,714
                   Inventory                                                       4             306,370
                   Costs on projects not yet billed                                              456,784
                                                                                               2,781,780
                                                                                           --------------

Capital assets                                                                     5           1,010,902
Goodwill                                                                           6               9,531
Other                                                                              7              20,610
                                                                                               1,041,043
                                                                                               3,822,823
                                                                                           --------------

Liabilities and Shareholders' Equity
Current


                   Trade Creditors                                                             1,541,309
                   Sundry creditors and accruals                                   8             784,269
                   Customer deposits                                                             248,495
                   Unearned maintenance revenue                                                  196,882
                   Current portion of lease obligations                            9              31,382
                   Loans payable                                                   10             74,435
                   Income taxes payable                                                              111

                                                                                               2,876,883
                                                                                           --------------

Non Current

                   Non current portion of lease obligations                        9              21,777
                   Employee entitlements payable                                                 131,851
                                                                                                 153,628
                                                                                           --------------

Total Liabilities                                                                              3,030,511

Shareholders' Equity
Common Stock, $0.001 par value; 20,000,000 shares
                   Authorized; 10,400,000 shares issued                                           10,400
                   Preferred Stock, $0.001 par value; 5,000,000 shares
                   Authorized; no shares issued                                                        -
                   Additional paid-in capital                                                  4,659,068
                   Comprehensive income - foreign currency translation             12            138,733
                   Accumulated deficit                                                       (4,015,889)
                                                                                                 792,312

                                                                                               3,822,823

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Consolidated Statements of Loss and Comprehensive Loss

                                                        Note                30 June              June
                                                                             1999               1998
                                                                               $                 $

Revenues                                                                      8,873,845         11,103,370

                                                        ---------------------------------------------------
Less:
Cost of Sales                                                                 4,686,123          6,516,246
                                                        ---------------------------------------------------

Gross Profit                                                                  4,187,722          4,587,124
                                                        ---------------------------------------------------

Operating Expenses
Network operating costs                                                         106,217            116,730
Selling, general and administrative                                           5,121,234          4,699,497
Depreciation and amortization                                                    486048             451772
Total operating expenses                                                      5,713,499          5,267,999

Loss from Operations                                                        (1,525,777)          (680,875)
                                                        ---------------------------------------------------

Other income/(expense)
            Interest paid
                        - leases                                                (1,436)            (1,451)
                        - loans - short term                                   (59,619)           (29,983)
                        - Discount on stock issuance                          (250,000)                  -
            Interest received                                                    14,631              9,215
                                                        ---------------------------------------------------

Loss for the year before income tax                                         (1,822,201)          (703,094)
                                                        ---------------------------------------------------

Income tax expense                                       13                           -                  -
                                                        ---------------------------------------------------

Net loss                                                                    (1,822,201)          (703,094)
                                                        ---------------------------------------------------

Other comprehensive (loss)/income, net of tax
Foreign currency translation adjustments                                       (96,431)            211,266

Comprehensive loss                                                          (1,918,632)          (491,828)
                                                        ---------------------------------------------------

Net loss per share                                                               (0.20)             (0.08)
                                                        ---------------------------------------------------

Weighted average number of shares                                             9,075,000          8,800,000


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Consolidated Statements of Changes in Cash Flows

                                                                     30 June               30 June
                                                                      1999                  1998
------------------------------------------------------------------------------------------------------
                                                                        $                     $
                                                              ----------------------------------------
Cash provided/(used) by:

Operating Activities
Operations
            Net loss for the year                                    (1,822,201)            (703,094)
                                                              ----------------------------------------
            Items not involving cash:
            Amortization                                                486,048              451,772
                                                              ----------------------------------------
            Interest expenses related to issuance of
            stock at a discount
                                                                        250,000                    -
                                                              ----------------------------------------
            Increase/(decrease) from changes in:

            Accounts receivable                                         224,035             (28,150)
            Inventory                                                   (39,644)            (43,055)
            Costs on projects not yet billed                             83,921             152,652
            Accounts payable and other                               (1,030,846)            357,100
            Accruals
            Income taxes                                                     (3)                (56)
            Employee entitlement payable                                 25,067             (58,918)
                                                                     (1,823,623)            128,251

                                                              ----------------------------------------
Investing Activities
            Investments in:
                                                              ----------------------------------------
            Capital assets - net                                       (481,852)             21,246
                                                                       (481,852)             21,246
                                                              ----------------------------------------
Financing Activities

            Loans raised                                              1,250,000                   -
            Loans repaid                                             (1,000,000)           (319,920)
            Loan payable                                                  2,687              71,748
            Lease payments                                              (25,183)            (81,626)
            Proceeds on issue of stock                                  689,571                   -
            Contribution of capital                                     917,435             481,659
                                                                      1,834,510             151,861

                                                              ----------------------------------------

(Decrease)/Increase in cash                                            (470,965)            301,358
Cash at beginning of year                                               589,877             288,519
Cash at end of year                                                     118,912             589,877
                                                              ----------------------------------------

Supplemental non-cash investing and
financing activities
Capital lease obligations                                                59,191                   -
Interest                                                                 61,055              28,532
                                                              ----------------------------------------


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Consolidated Statement of Stockholders' Equity

                                                       Common Stock
                                                  -------------------------
                                                                                        Additional
                                                  Shares           Amount                 Paid in            Accumulated
                                                                                           Capital             Deficit
Balance, at June 30, 1997                        680,800          506,515               1,574,378            (1,490,594)
Contributed capital                                                                       481,659
Net loss for the year                                                                                          (703,094)

                                          --------------- ---------------- ----------------------- ----------------------
Balance at June 30, 1998                         680,800          506,515               2,056,037            (2,193,688)
                                          --------------- ---------------- ----------------------- ----------------------


Recapitalization on                            8,119,200        (497,715)                 497,715
February 5, 1999 (see note (a))

                                          --------------- ---------------- ----------------------- ----------------------


Common stock for SVI                             500,000              500                   (500)

                                          --------------- ---------------- ----------------------- ----------------------

Shares issued to                                 600,000              600                   (600)
AICH for placement
Agreement
                                          --------------- ---------------- ----------------------- ----------------------

Common stock issued on                           300,000              300                 749,700
March 16, 1999 @ $2.50
per share


Listing costs                                                                            (60,429)
Attributable
To issuance
Contributed Capital                                                                       917,345

On March 31, 1999
                                          --------------- ---------------- ----------------------- ----------------------

Common stock issued                              200,000              200                 249,800
On June 9, 1999 at
$1.25 per share
                                          --------------- ---------------- ----------------------- ----------------------

Interest expense                                                                          250,000
Related to stock
Issued at a discount
                                          --------------- ---------------- ----------------------- ----------------------

Net loss for the year                                                                                        (1,822,201)
                                          --------------- ---------------- ----------------------- ----------------------

Balance, at June 30, 1999                     10,400,000           10,400               4,659,068            (4,015,889)


(a) The recapitilization that occurred on February 5, 1999 was necessary in order to adjust the issued share capital to 8,800,000 shares. As described in
Note 1 to the financial statements, Flexemessaging.com, Inc. acquired the business assets of TWC, consisting of the stock of TWG, in exchange for 8,800,000 shares of common stock of Flexemessaging.com, Inc.

NOTE 1:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.          Organization


            Trade Wind Communications Limited, a Bermudan corporation , listed on the Canadian Venture Exchange (VSE: TWC) ("TWC") entered into a business combination agreement ("Merger Agreement") on February 5, 1999 with Flexemessaging.com, Inc. (previously Siler Ventures Inc. , "SVI") and Atlantic International Capital Holdings Ltd. ("AICH") to complete a reverse acquisition of Flexemessaging.com, Inc. and a financing arrangement of $3,660,000 through the sale of Flexemessaging.com, Inc. common stock pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. TWC owned all of the stock in Trade Wind Group Pty Ltd
            (TWG) which controlled all the business assets.

            On February 5, 1999, SVI entered into an acquisition agreement with Trade Wind Communications Limited ("TWC"), a Bermudan corporation listed on the Canadian Venture Exchange, to purchase all of its business assets, consisting of the stock of Trade Wind Group Pty Limited ("TWG"), a wholly-owned subsidiary of TWC, incorporated on September 6, 1988. SVI was a non-operating public shell with no tangible assets and 500,000 shares of common stock outstanding. This merger of TWG and SVI (a non-operating public shell with a tangible asset value of nil) resulted in TWG having actual or effective operating control of the combined Company after the transaction. As a result, this transaction has been treated as a capital transaction in substance, rather than a business combination and has been accounted for as a reverse acquisition. Any references to past accomplishments of the Company and its financial information, prior to the acquisition, relate solely to TWG, as combined, since SVI (now known as Flexemessaging.com, Inc.) has been inactive for several years. SVI acquired the assets of TWG in exchange for the issuance of 8.8 million shares of common stock. This valuation was based on arms length negotiation driven by ultimate ownership principles. A forward valuation based on future revenues was determined and from this capitalization model, the total outstanding common stock was calculated. Thereafter, the respective equity ownership positions were negotiated.

            Pursuant to the Merger Agreement, the Company entered into an agreement with Atlantic International Capital Holdings Ltd., a Bermudan corporation ("AICH"), with the objective of performing two tasks. First, AICH was to identify an acquisition candidate and secondly AICH was to arrange for funding for the Company. Pursuant to that agreement, AICH identified SVI as an acquisition vehicle and assisted the Company in structuring and concluding the reverse acquisition In return, the shareholders of SVI were allocated
            500,000 of the Company's common stock after it had been recapitilized. The fair value of the assets and liabilities assumed in the reverse acquisition were nil. AICH has also assisted the Company in seeking financing of $3,660,000 through the sale of the Company's common stock utilizing private placements. AICH has made an interim placement of 300,000 shares of common stock of Flexemessaging.com Inc. for $750,000.

            Per the Merger Agreement, AICH is expected to place the balance of the $3,660,000 financing through the sale of Flexemessaging.com, Inc.'s common stock pursuant to future private placements. As a condition of the merger agreement with AICH, 600,000 shares of the Company's common stock were issued to AICH as performance shares for arranging future financing. These performance shares are subject to a lockup agreement signed by AICH whereby shares will be released from the lockup agreement in proportion to the funds raised by AICH, subject to a minimum of $1 million. The funding minimum was not raised within the required 70 days as a result of various delays concerning the merger agreement with the US shell Company, SVI. The Company has informed its transfer agents, Interstate Transfer Company, of the restriction and non performance. The treatment of these performance shares is under review by the board pending the result of the latest capital raising activity by AICH and remain subject to possible cancellation if the terms and conditions of the agreement are not met.

            Flexemessaging.com, Inc. is incorporated under the laws of Idaho. Its stock is traded on the Over the Counter Bulletin Board market, but is not registered with the US Securities and Exchange Commission or the securities commission of any state. Included in the issued stock are 600,000 shares of common stock beneficially owned by AICH. These shares are held in escrow and will be subject to performance by AICH under the terms of the Merger Agreement. The performance terms have not been met and the contract is currently under review by management.

            TWC is a holding company that did not carry on any operations. Its only expenditures were in relation to investor relations and stock exchange compliance relating to its capital stock on the Canadian Venture Exchange. As a result, all costs of doing business (i.e. officer and employee salaries, rent, depreciation, advertising, accounting, legal, interest expense) have been reflected in the financial statements of TWG.

            TWG's principal activity comprises the manufacture and sale of telecommunication equipment and the provision of communication services. The majority of sales to date have been concentrated in Australia , however with the expansion of its communication services to Europe and North America, the Company is developing a global profile.


            These financial statements are stated in US dollars and have been prepared in accordance with generally accepted accounting principles in United States.


            These financial statements present figures for the Company for the years ended June 30, 1999, and June 30, 1998.


b.          Principles of Consolidation


            The consolidated accounts comprise the accounts of the Company and all of its subsidiaries. All material interCompany accounts and transactions have been eliminated.


c.          Going Concern


            The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

            The Company has incurred cumulative losses to date of $4,015,889 that includes a net loss for the current period of $1,822,201. The Company anticipates raising additional capital to meet its planned operational and expansion requirements over the remaining part of the fiscal year ending June 30, 2000. Should the appropriate level of funding not become available, then the Company will have to reduce its costs employed in various areas including its global expansion activities, network expansion, new channel marketing initiatives, R&D, sales and general marketing activities to a cost level which will meet the anticipated cash needs for working capital and capital expenditure requirements. Thereafter if the Company's operation does not begin to deliver positive cashflows in amounts enough to satisfy the Company's requirements then it will be necessary for the Company to raise additional funds through bank debt, equity funding, partnering with others to share overheads or undertake appropriate divestment strategies of certain technologies for equity or cash, or through other sources of capital. Additional funding may not be available, or may not be available on terms and timing acceptable to the Company, which could have a material adverse effect on the Company's financial position, its overall business and the result of the Company's operations.

            The market for fax and messaging is very competitive and the Voice and Data business, with its large contracts is very influenced by the economic conditions pertaining in Australia at the time. The Company does not expect this to change and in fact expects it to require even greater effort to overcome in the future. The Company will therefore continue to have the need for additional funding until it reaches significant levels of revenue and margin to become cashflow positive.


d.          Goodwill and intangibles

            Goodwill is recorded initially at the amount by which the purchase price for a business or for ownership interest in a controlled entity exceeds the fair value attributed to its net tangible assets at date of acquisition. Goodwill is amortized on a straight-line basis over a period of 10 years. Intangibles represent trademarks and customer list acquisition. Intangibles are amortized on a straight-line basis over a period of 5 years.

e.          Long-lived Assets

            Long-lived assets, consisting principally of capital assets and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset a loss is recognized for the difference between the fair value and the carrying value.

f.          Inventories

            Inventories are measured at the lower of cost and net realizable value. Costs are assigned on a first-in first-out basis and include direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenses.

g.          Income Tax


            The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. To the extent it is more likely than not that all of the Company's deferred tax assets will not be realized a valuation allowance is recorded to reduce the deferred tax asset to its estimated Net Realizable Value.


h.          Capital Assets


            Capital assets are recorded at cost. Amortization is provided on owned plant and equipment over their estimated useful lives ranging from 3 to 25 years using either the straight line or diminishing balance method. Leased assets are amortized over the shorter of the estimated life of the assets or the term of the lease.

i.          Research and Development

            Research and Development expenditures are expensed as incurred.

j.          Employee Benefits


            Provision is made in respect of the Company's liability for annual leave and long service leave at the balance sheet date. Long service leave is accrued in respect of all employees.

            Contributions are made by the Company to an employee superannuation fund (similar to a defined contribution plan) and are charged as expenses when incurred. The amount contributed to the fund was $235,701 (1998: $178,970). The Company has a statutory obligation to contribute 7% of total remuneration to the employee superannuation fund. The contributions are paid to externally managed funds. The Company has no other legal obligation to provide benefits to employees on retirement.


k.          Revenue Recognition


             Revenue  on  projects  for the  Voice & Data  division,  which  are completed within one to two months, are recognized upon installation, or upon delivery when there is a reasonable basis for estimating that the installation criteria will be met. The installation criteria involve cut-over or powering the system up to go live. The costs associated with installation are minimal. All costs that have not been incurred at the revenue recognition stage are accrued to ensure proper matching or revenues and expenditure. There is normally one week between delivery and installation and historically the Company has not experienced significant delays or problems with the installations. Contracts exceeding two months are accounted for on a percentage of completion basis, based on direct costs. Until revenue recognition occurs, accumulated costs (after progress billings) are held in Costs on projects not yet billed. Unearned maintenance revenue represents revenue received in advance of the period covered by the maintenance agreement. The revenue is recognized evenly over the period covered by the maintenance agreement. Sales revenue for the FlexiFax division is recognized upon successful transmission of fax deliveries.


l.          Foreign Currency Transactions and Balances


            The financial position and results of operations of the Company are determined using the Australian dollar as the functional currency. Assets and liabilities are translated at the exchange rate in effect at each period end. Amounts on the statement of loss and comprehensive loss are translated at the average rate of exchange prevailing during the period. Translation adjustments arising from the use of different exchange rates from period to period are included in the comprehensive income account in shareholders' equity. The gains and losses from foreign currency transactions are included in net loss.


m.          Financial Instruments


            The Company's financial instruments consist of cash, receivables, accounts payable, other loans, and employee entitlements payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.


n.          Use of Estimates

            The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. The assets which required management to make significant estimates and assumptions in determining carrying values include plant and equipment and all other non-current assets.

o.          Loss per share

            Basic earnings per share is computed by dividing the net loss by the weighted average number of stock of common stock outstanding each year. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common stock equivalents that were outstanding during the period. For the years ended June 30, 1999 and 1998 there were no common stock equivalents, therefore both basic and dilutive earnings per share were the same amounts for both periods. Net loss per share is calculated assuming recapitalization occurred at the beginning of the earliest period shown. As the 600,000 shares directly or indirectly beneficially owned by AICH are performance based, they have been excluded from the weighted average number of shares.


p.          New Accounting Pronouncements

            In April 1998, the American Institute of Certified Public accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up activities", ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard will not have a material effect on the financial statements.

            During 1998, the FASB issued SFAS 132, "Employers' Disclosures about Pensions and Other Post retirement Benefits". This statement revised employers' disclosures about pension and other post retirement benefit plans but does not change measurement of recognition of those plans. SFAS 132 is effective for fiscal years beginning after December 15, 1998. Adoption of this standard will not have a material effect on the financial statements.

            In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets of liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.


            Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standards on January 1, 2000 to affect its financial statements.

q.          Risks and Uncertainties

            A significant portion of the Company's client base is concentrated within the financial services industry. An economic downturn in the financial services industry could have a material adverse effect on the Company's results of operations.

r.          Sale of Accounts Receivable

            The Company has adopted SFAS No 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"), which provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Company has established a factoring line with Scottish Pacific which enables the Company to sell selected accounts receivable invoices to the bank with full recourse against the Company. Pursuant to the provisions of SFAS 125, the Company reflected the transactions as a sale of assets and established and established an accounts receivable from Scottish Pacific for the retained amount less the costs of the transaction and less any anticipated future loss in the value of the retained asset. The retained amount is equal to 15% of the total accounts receivable invoice sold to the bank less 0.7% of the total invoice as an administrative fee and an annual interest loading of 2% per annum of the total outstanding accounts receivable as a finance fee. The amount owing to Scottish Pacific as at June 30, 1999 was $74,435 as compared to $71,748 as at June 30, 1998. See Note 10.


                                                                                      30 June
                                                                                        1999
---------------------------------------------------------------------------------------------------
                                                                                           $
                                                                                -------------------
NOTE 2:     CASH

            Cash at bank and on deposit                                                    111,293
            Cash on hand                                                                     7,619
                                                                                           118,912
                                                                                -------------------

NOTE 3:     RECEIVABLES

            Trade debtors                                                                1,744,978
            Allowance for doubtful debts                                                   (86,812)
            Other debtors                                                                  241,548
                                                                                         1,899,714
                                                                                -------------------

NOTE 4:     INVENTORY

            Raw material                                                                   176,711
            Finished goods                                                                 129,659
                                                                                           306,370
                                                                                -------------------

NOTE 5:     CAPITAL ASSETS
            (a)                     Plant and Equipment - at cost                        1,692,447
                                    Furniture and Fittings - at cost                       552,206
                                    Motor Vehicles - at cost                                85,084
                                    Leasehold improvements - at cost                       333,970
                                    Less accumulated amortization                       (1,703,491)
                                                                                           960,216
                                                                                -------------------
            (b)                     Leased
                                    Leased Motor Vehicles -
                                    Capitalized leased assets                              219,941
                                    Less accumulated amortization                         (169,255)
                                                                                            50,686
                                                                                -------------------
            Total

            Cost                                                                         2,883,648
            Less accumulated amortization                                               (1,872,746)
            Cost less accumulated amortization                                           1,010,902
                                                                                -------------------

NOTE 6:     GOODWILL

            Goodwill                                                                       103,614
            Less accumulated amortization                                                  (94,083)
                                                                                             9,531
                                                                                -------------------

NOTE 7:     OTHER NON CURRENT ASSETS

            Trademarks                                                                      26,412
            Less accumulated amortization                                                   (5,802)
                                                                                            20,610
                                                                                -------------------


                                                                                          30 June
                                                                                            1999
--------------------------------------------------------------------------------------------------------
                                                                                             $
                                                                                       -----------------
NOTE 8:     SUNDRY CREDITORS AND ACCRUALS

            Sundry creditors and accruals                                                       584,162
            Employee entitlements                                                               200,107
                                                                                                784,269
                                                                                       -----------------

NOTE 9:     LEASE LIABILITIES
            (a)         Finance Leasing Commitments
                                                                                       -----------------

                        Payable
                        -           not later than one year                                      31,492
                        -           later than one year but not later than 2 years               11,948
                        -           later than 2 years but not later than 3 years                 9,932
                        -           later than 3 years but not later than 4 years                     -
                        -           later than 4 years but not later than 5 years                     -
                        Minimum lease payments                                                   53,372
                                                                                       -----------------

                        Less future finance charges                                                 213
                        Total lease liability                                                    53,159

                        Current portion                                                          31,382
                        Non-current portion                                                      21,777
                                                                                                 53,159
                                                                                       -----------------

                        Finance lease liabilities are
                        collateralized by the underlying lease
                        assets

            (b)         Operating Lease Commitments

                        Non-cancelable operating leases
                        contracted for but not capitalized in
                        the accounts

                        Payable
                        -           not later than one year                                     352,599
                        -           later than one year but not later than 2 years              445,832
                        -           later than 2 years but not later than 3 years                11,805
                        -           later than 3 years but not later than 4 years                     -
                        -           later than 4 years but not later than  5 years                    -
                                                                                                810,236

            Rent expense incurred for the year ended
            June 30, 1999 was $435,496 (1998: $324,419)
                                                                                       -----------------

NOTE 10:    LOANS PAYABLE

In September 1997, the Company arranged an unlimited working capital-based facility with Scottish Pacific Business Finance Limited ("Scottish Pacific")in respect of the Australian domiciled customers of FlexiFax Global Services. In accordance with Scottish Pacific lending criteria, this facility has been secured by a charge over the assets of Trade Wind Marketing Pty Ltd (a wholly owned subsidiary of Trade Wind Group Pty Ltd) as well as guarantees by Trade Wind Group Pty Ltd and its subsidiaries. Interest is charged at the highest of the prevailing rates of either Westpac Banking Corporation, Australia and New Zealand Banking Group Limited or National Australia Bank Limited plus a margin of 2%. The prevailing interest rate at June 30, 1999 was 10.93% (1998: 11.06%). The original term of this agreement was for a 12 month period with automatic renewals. This agreement may be terminated by Scottish Pacific by giving one month's notice or by the Company giving three month's notice.

As of April 6, 1999 a private placement was made as a result of immediate short term bridge financing of $US1,250,000 arranged by AICH. The proceeds were to be used to make a bid for Newsnet, a company under administration and in the same business of fax broadcasting. As consideration for providing this facility on very short notice the Company issued 200,000 shares at $1.25 ($250,000), a $250,000 discount on fair value, to AICH, the cost of which was to be deducted from the $1,250,000 proceeds. The shares were issued at $1.25 as compared to a previous placement price per share of $2.50 and $4.00 as quoted on the OTCBB as of the date of issue. After lengthy negotiation the Company decided to withdraw from pursuing the acquisition and the funds were returned to AICH as per the agreement. As AICH provided the necessary funding, the shares were issued on June 9, 1999.



NOTE 11:    CONTRIBUTED CAPITAL

In the past, loans were payable to Trade Wind Communications Limited. These loans were unsecured and did not attract interest or have timetables for set repayment. All loans have been forgiven at certain times. The forgiveness has been reflected in paid-in capital.


NOTE 12:    COMPREHENSIVE INCOME - FOREIGN CURRENCY TRANSLATION

In accordance with SFAS 130, the accumulated comprehensive income comprises the following:

            Accumulated comprehensive income
                 Balance at beginning of year                    235,164
                 Foreign currency translation adjustments        (96,431)
                                                                 --------
                 Balance at end of year                          138,733

NOTE 13:    INCOME TAX EXPENSE


Estimated tax losses available to the Company to be carried forward to future years amount to $5,975,184 (1998: $4,057,173). These losses are not subject to an expiry date, however, the benefits of these losses will only be obtained if:

(a) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realized;


(b) the Company continues to comply with the conditions for deductibility imposed by law; and
(c) no change in tax legislation adversely affect the Company in realizing the benefit from the deduction for the loss.

Differences between the effective income tax rate and the statutory income tax rate were primarily the result of the valuation allowance, which fully reserved the net deferred tax asset. The net deferred tax asset arose primarily from the taxable losses generated during the years ended June 30, 1992 through June 30, 1999.

NOTE 14: SEGMENTED FINANCIAL INFORMATION

The Company operates two business divisions, Voice and Data Systems and FlexiFax Global Services. Voice and Data Systems is a specialist supplier and integrator of voice communications systems and decision support applications for dealing rooms, emergency services dispatch and similar operations. FlexiFax Global Services operates an enhanced fax broadcast system. It is not considered necessary to show geographic segmented financial information as revenues generated from countries other than Australia [30] are not considered significant and represent less than 10% of total revenue. The accounting principles used to report the segment amounts is the same as that used to report the financial statements. Segmented financial information for these two divisions follows:


For the year ending June 30, 1999

                                           Voice and         FlexiFax            Head Office     Consolidated
                                              Data

Revenue                                      5,426,815       3,447,030                     -        8,873,845

Amortization                                   126,159         304,409                55,480          486,048

Segment operating profit/(loss)                101,925     (1,368,978)             (258,724)      (1,525,777)

Identifiable assets                          2,365,313       1,248,780               208,730        3,822,823

For the year ending June 30, 1998

Revenue                                      7,640,378       3,462,992                     -       11,103,370

Amortization                                   107,558         289,536                54,678          451,772

Segment operating profit/(loss)                133,024       (625,520)             (188,379)        (680,875)

Identifiable assets                          3,098,631       1,252,369               252,626        4,603,626


NOTE 15:    EVENTS SUBSEQUENT TO BALANCE SHEET DATE


On August 30, 1999, the Company through AICH, has made an offering of 500,000 common shares at $3.75 per share for the raising of net proceeds of $1,725,000 by way of private placement. This offering is being made pursuant to the limited and private offering exemption set forth in Rule 506 of Regulation D under the US Securities Act of 1933, as amended ("the Act"), and comparable exemptions from registration under applicable state securities laws. Accordingly, the securities to be offered will not be and have not been registered under the Act and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration.. The securities will be offered only to investors who are accredited investors (as that term is defined in Regulation D of the Securities Act). The Offering has no aggregate minimum purchase requirement. This offering is to close 180 days from the offering date or until all shares are sold whichever is the earlier. To date no shares have been subscribed to under this offering.

As of July 1999, AICH has advanced bridge financing in the sum of $499,500, in return for an unsecured promissory note on the Company. The loan bears interest at the rate announced, from time to time, by Nationsbank N.A. as its prime rate, plus 200 basis points, per annum. Interest is calculated on the basis of a 360-day year, but only to the extent that the unpaid principal remains outstanding. Interest accrues and is payable from the day that the Company receives net proceeds of not less than $1,500,000 from the above-mentioned private placement. The promissory note is to be repaid on the later of commencement of trading of securities of the Company on the American

Stock Exchange, NASDAQ or another exchange acceptable to the Company, or December 21, 1999. The note may be prepaid at any time without penalty or premium.

On August 16, 1999, the Company filed a Form 10SB with the US Securities and Exchange Commission to become a reporting entity as of October 15, 1999.

                             Flexemessaging.com, Inc






                  REPORT FOR THE PERIOD ENDED DECEMBER 31, 1999

Flexemessaging.com, Inc.
Consolidated Balance Sheets

                                                                                     Note               Unaudited
                                                                                                       31 December
                                                                                                          1999

-------------------------------------------------------------------------------- -------------- --------------------------

Assets                                                                                                      $

Current
            Cash                                                                                          217,525
            Receivables                                                                                 2,767,835
            Inventory - Raw materials                                                                     142,369
            Inventory - Finished goods                                                                    163,251
            Costs on projects not yet billed                                                              278,445
                                                                                                --------------------------
                                                                                                        3,749,425
                                                                                                --------------------------
Capital assets                                                                                            438,225
Goodwill                                                                                                    3,805
Other                                                                                                      25,745

Liabilities and Shareholders' Equity

Current

            Trade Creditors                                                                             2,171,288
            Sundry creditors and accruals                                                               1,007,855
            Customer deposits                                                                             272,188
            Unearned maintenance revenue                                                                  213,407
            Current portion of lease obligations                                                           31,071
            Loan payable on securitization of debt                                                        106,089

Non Current

            Non current portion of lease obligations                                                       21,561
            Loans payable                                                              2                  757,695
            Employee entitlements payable                                                                 138,098
                                                                                                          917,354
                                                                                                --------------------------

Total Liabilities                                                                                       4,719,252
                                                                                                --------------------------

Shareholders' Equity
            Common Stock, $0.001 par value; 20,000,000 shares                                              10,400
            Authorized; 10,400,000 shares issued
            Preferred Stock, $0.001 par value; 5,000,000 shares                                                 -
            Authorized;  no shares issued
            Additional paid-in capital                                                                  4,525,393
            Comprehensive income - foreign currency translation                        3                  181,532
            Accumulated deficit                                                                        (5,399,377)
                                                                                                --------------------------
                                                                                                         (682,052)
                                                                                                --------------------------
                                                                                                        4,037,200





The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Consolidated Statements of Loss and Comprehensive Loss

                                                 Note      Unaudited            Unaudited            Unaudited        Unaudited
                                                      Three months ended    Three months ended   Six months ended  Six months ended
                                                          31 December          31 December          31 December      31 December
                                                             1999                  1998                1999             1998

------------------------------------------------------------------------------------------------------------------------------------

                                                               $                    $                    $              $

Sales                                                       3,950,865             1,815,329           6,028,155       4,296,269
Less:
Cost of Sales                                               2,553,135             1,021,128           3,602,655       2,359,504

                                                      ------------------------------------------------------------------------------


Gross Profit                                                1,397,730               794,201           2,425,500       1,936,765

Operating Expenses
Network operating costs                                        18,574                27,140              42,405          55,826
Selling,general and administrative                          1,424,742             1,043,562           2,778,730       2,169,056
Depreciation and amortization                                 134,707               120,689             244,600         227,806
Restructuring Costs                                           725,735                     -             725,735

                                                      ------------------------------------------------------------------------------

Total operating expenses                                    2,303,758             1,191,391           3,791,470       2,452,688


                                                      ------------------------------------------------------------------------------

Loss from Operations                                         (906,028)             (397,190)         (1,365,970)       (515,923)

Other income/(expense)
            Interest paid
               - loans - short term                           (14,698)              (16,903)            (25,712)        (25,308)
            Interest received                                   6,882                 4,747               8,194           6,882

                                                      ------------------------------------------------------------------------------


Loss for the year before income tax                          (913,844)             (409,346)         (1,383,488)       (534,349)

Income tax expense                                                  -                     -                   -               -

                                                      ------------------------------------------------------------------------------


Net loss                                                     (913,844)             (409,346)         (1,383,488)       (534,349)

Other comprehensive income, net of tax
Foreign currency translation adjustments                       13,458                17,287              42,799          19,516


                                                      ------------------------------------------------------------------------------

Comprehensive loss                                           (900,386)             (392,059)         (1,340,689)       (514,833)

Net loss per share                                           (0.09)                (0.05)              (0.13)          (0.06)

Weighted average number of shares                          10,400,000             8,800,000          10,400,000       8,800,000


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Consolidated Statements of Changes in Cash Flows

                                                                              Unaudited                      Unaudited
                                                                          Six months ended               Six months ended
                                                                             31 December                    31 December
                                                                                1999                           1998

Cash provided/(used) by:                                                          $                              $

Operating Activities
Operations
            Net loss for the year                                            (1,383,488)                       (534,349)
            Items not involving cash:
            Amortization                                                        244,600                         227,806
            Write down of network equipment                                     419,418
            Changes in operating assets and liabilities:
            Accounts receivable                                                (868,121)                        387,727
            Inventory                                                               750                         (57,232)
            Costs on projects not yet billed                                    178,339                         343,677
            Accounts payable and other                                          893,783                      (1,464,691)
            accruals
            Income taxes                                                           (111)                              1
            Employee entitlement payable                                          6,247                           7,705
                                                                                  -----                           -----
                                                                               (508,583)                      (1089,356)

Investing Activities
            Investments in:
            Capital assets - net                                                (41,951)                       (119,083)
                                                                                --------                       ---------
                                                                                (41,951)                       (119,083)
Financing Activities
            Loans raised                                                        757,695                               -
            Loan payable on securitization of debt                               31,654                          (1,761)
            Lease payments                                                       (6,527)                         (7,275)
            Contribution of capital                                                   -                         681,635
            Distributions                                                      (133,675)                              -
                                                                               ---------                              -
                                                                                649,147                         672,599

(Decrease)/Increase in cash                                                      98,613                        (535,840)
Cash at beginning of year                                                       118,912                         589,877
Cash at end of year                                                             217,525                          54,037

Supplemental non-cash investing and financing activities
Capital lease obligations                                                             -                               -
Interest                                                                         25,712                          25,308

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Notes on the Financial Statements
--------------------------------------------------------------------------------


NOTE 1:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


      a.    Interim Financial Statements

            The Consolidated interim financial statements included herein are stated in US dollars and have been prepared by the Company, without audit, in accordance with accounting principles generally accepted in the United States and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

            These statements reflect all adjustments, consisting of normal recurring adjustments which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these Consolidated interim financial statements be read in conjunction with the financial statements of Flexemessaging.com, Inc. for the year ended June 30, 1999 and notes thereto included in the Company's registration on Form 10-SB. The Company follows the same accounting principles in preparation of interim reports.

      Results of operations for the interim periods are not indicative of annual results.


      b.    Organization

            Trade Wind Communications Limited, a Bermudan corporation , listed on the Canadian Venture Exchange (VSE: TWC) ("TWC") entered into a business combination agreement ("Merger Agreement") on February 5, 1999 with Flexemessaging.com, Inc. (previously Siler Ventures Inc. , "SVI") and Atlantic International Capital Holdings Ltd. ("AICH") to complete a reverse acquisition of Flexemessaging.com, Inc. and a financing arrangement of $3,660,000 through the sale of Flexemessaging.com, Inc. common stock pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. TWC owned all of the stock in Trade Wind Group Pty Ltd
            (TWG) which controlled all the business assets.

            On February 5, 1999, SVI entered into an acquisition agreement with Trade Wind Communications Limited ("TWC"), a Bermudan corporation listed on the Canadian Venture Exchange, to purchase all of its business assets, consisting of the stock of Trade Wind Group Pty Limited ("TWG"), a wholly-owned subsidiary of TWC, incorporated on September 6, 1988. SVI was a non-operating public shell with no tangible assets and 500,000 shares of common stock outstanding. This merger of TWG and SVI (a non-operating public shell with a tangible asset value of nil) resulted in TWG having actual or effective operating control of the combined Company after the transaction. As a result, this transaction has been treated as a capital transaction in substance, rather than a business combination and has been accounted for as a reverse acquisition. Any references to past accomplishments of the Company and its financial information, prior to the acquisition, relate solely to TWG, as combined, since SVI (now known as Flexemessaging.com, Inc.) has been inactive for several years. SVI acquired the assets of TWG in exchange for the issuance of 8.8 million shares of common stock. This valuation was based on arms length negotiation driven by ultimate ownership principles. A forward valuation based on future revenues was determined and from this capitalization model, the total outstanding common stock was calculated. Thereafter, the respective equity ownership positions were negotiated.

            Pursuant to the Merger Agreement, the Company entered into an agreement with Atlantic International Capital Holdings Ltd., a Bermudan corporation ("AICH"), with the objective of performing two tasks. First, AICH was to identify an acquisition candidate and secondly AICH was to arrange for funding for the Company. Pursuant to that agreement, AICH identified SVI as an acquisition vehicle and assisted the Company in structuring and concluding the reverse acquisition In return, the shareholders of SVI were offered 500,000 of the Company's common stock. The fair value of the assets and liabilities assumed in the reverse acquisition were nil. AICH has also assisted the Company in seeking financing of $3,660,000 through the sale of the Company's common stock utilizing private placements. AICH has made an interim placement of 300,000 shares of common stock of Flexemessaging.com, Inc. for $750,000.

            Per the Merger Agreement, AICH is expected to place the balance of the $3,660,000 financing through the sale of Flexemessaging.com, Inc.'s common stock pursuant to future private placements. As a condition of the merger agreement with AICH, 600,000 shares of the Company's common stock were issued to AICH as performance shares for arranging future financing. These performance shares are subject to a lockup agreement signed by AICH whereby shares will be released from the lockup agreement in proportion to the funds raised by AICH, subject to a minimum of $1 million. The funding minimum was not raised within the required 70 days as a result of various delays concerning the merger agreement with the US shell Company, SVI. The Company has informed its transfer agents, Interstate Transfer Company, of the restriction and non performance. The treatment of these performance shares is under review by the board pending the result of the latest capital raising activity by AICH and remain subject to possible cancellation if the terms and conditions of the agreement are not met.


            Flexemessaging.com, Inc. is incorporated under the laws of Idaho. Its stock is traded on the Over the Counter Bulletin Board market, but is not registered with the US Securities and Exchange Commission or the securities commission of any state. Included in the issued stock are 600,000 shares of common stock beneficially owned by AICH. These shares are held in escrow and will be subject to performance by AICH under the terms of the Merger Agreement. The performance terms have not been met and the contract is currently under review by management.

            TWC is a holding company that did not carry on any operations. Its only expenditures were in relation to investor relations and stock exchange compliance relating to its capital stock listed on the Canadian Venture Exchange. As a result, all costs of doing business (i.e. officer and employee salaries, rent, depreciation, advertising, accounting, legal, interest expense) have been reflected in the financial statements of TWG.

            TWG's principal activity comprises the manufacture and sale of telecommunication equipment and the provision of communication services. The majority of sales to date have been concentrated in Australia , however with the expansion of its communication services to Europe and North America, the Company is developing a global profile.

            These financial statements are stated in US dollars and have been prepared in accordance with generally accepted accounting principles in United States.

             These unaudited financial statements present figures for the Company for the three and six months ended December 31, 1999, and 1998.

c.          Going Concern

            The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

            The Company has incurred cumulative losses to date of $5,399,377 which includes a net loss (after extraordinary items) for the current period of $1,383,488. The Company anticipates raising additional capital to meet its planned operational and expansion requirements over the remaining part of the financial year ending June 30, 2000. Should the appropriate level of funding not become available, then the Company will have to reduce its costs employed in various areas including its global expansion activities, network expansion, new channel marketing initiatives, R&D, sales and general marketing activities to a cost level which will meet the anticipated cash needs for working capital and capital expenditure requirements. Thereafter if the Company's operation does not begin to deliver positive cashflows in amounts enough to satisfy the Company's requirements then it will be necessary for the Company to raise additional funds through bank debt, equity funding, partnering with others to share overheads or undertake appropriate divestment strategies of certain technologies for equity or cash, or through other sources of capital. Additional funding may not be available, or may not be available on terms and timing acceptable to the Company, which could have a material adverse effect on the Company's financial position, its overall business and the result of the Company's operations.

            The market for fax and messaging is very competitive and the Voice and Data business, with its large contracts is very influenced by the economic conditions pertaining in Australia at the time. The Company does not expect this to change and in fact expects it to require even greater effort to overcome in the future. The Company will therefore continue to have the need for additional funding until it reaches significant levels of revenue and margin to become cashflow positive.


      d.    Loss per share

            Basic earnings per share is computed by dividing the net loss by the weighted average number of stock of common stock outstanding each year. For the six months ended December 31, 1999 and 1998 there were no common stock equivalents. Net loss per share is calculated assuming recapitalization occurred at the beginning of the earliest period shown.

  NOTE 2:   LOANS PAYABLE

            AICH as Agent, has advanced bridge financing in the sum of $499,500, in return for an unsecured promissory note over Flexemessaging.com, Inc. The loan bears interest at the rate announced, from time to time, by Nationsbank N.A. as its prime rate, plus 200 basis points, per annum. Interest is calculated on the basis of a 360-day year, but only to the extent that the unpaid principal remains outstanding. Interest accrues and is payable from the day that the Company receives net proceeds of not less than $1,500,000 from the offering described in Note 5. The promissory note is to be repaid on the later of commencement of trading of securities of the Company on the American Stock Exchange, NASDAQ or another national exchange acceptable to the Company, or December 21, 1999. The note may be prepaid at any time without penalty or premium.

             The balance of the loan funds are unsecured with no fixed terms of repayment and do not attract interest.

NOTE 3:     COMPREHENSIVE INCOME - FOREIGN CURRENCY TRANSLATION

In accordance with SFAS 130, the accumulated comprehensive income comprises the following:

Accumulated comprehensive income
            Balance at beginning of period                   138,733
            Foreign currency translation adjustments          42,799
                                                             -------
            Balance at end of period                         181,532


NOTE 4:     SEGMENTED FINANCIAL INFORMATION
The Company operates two business divisions, Voice and Data Systems and FlexiFax Global Services. Voice and Data Systems is a specialist supplier and integrator of voice communications systems and decision support applications for dealing rooms, emergency services dispatch and similar operations. FlexiFax Global Services operates an enhanced fax broadcast system. It is not considered necessary to show geographic segmented financial information as revenues generated from countries other than Australia are not considered significant and represent less than 10% of total revenue. The accounting principles used to report the segment amounts is the same as that used to report the financial statements. Segmented financial information for these two divisions follows:

For the six months ended December 31, 1999

                                                       Voice and Data       FlexiFax        Head Office           Consolidated

Revenue                                                     4,229,231       1,798,924           -                    6,028,155
                                                       ----------------- --------------------------------------------------------

Amortization                                                   62,720         168,380         13,500                   244,600
                                                       ----------------- --------------------------------------------------------

Segment operating profit/(loss)                               100,841      (1,303,102)      (163,709)               (1,365,970)
                                                       ----------------- --------------------------------------------------------
Identifiable assets                                         3,151,820         651,169        234,211                 4,037,200
                                                       ----------------- --------------------------------------------------------
For the six months ended December 31, 1998


Revenue                                                     2,705,828       1,590,441           -                    4,296,269
                                                       ----------------- --------------------------------------------------------

Amortization                                                   57,806         164,765         5,235                    227,806
                                                       ----------------- --------------------------------------------------------

Segment operating profit/(loss)                               (72,175)       (403,443)       (40,305)                 (515,923)

                                                       ----------------- --------------------------------------------------------

Identifiable assets                                         1,839,389       1,205,656        259,360                 3,304,405

                                                       ----------------- --------------------------------------------------------





NOTE 5:     EVENTS SUBSEQUENT TO BALANCE SHEET DATE

On August 30, 1999, the Company through AICH, has made an offering of 500,000 common shares at $3.75 per share to raise net proceeds of $1,725,000 by way of private placement. This offering is being made pursuant to the limited and private offering exemption set forth in Rule 506 of Regulation D under the US Securities Act of 1933, as amended ("the Act"), and comparable exemptions from registration under applicable state securities laws. Accordingly, the securities to be offered will not be and have not been registered under the Act and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration. The securities will be offered only to investors who are accredited investors (as that term is defined in Regulation D of the Securities Act). The Offering has no aggregate minimum purchase requirement. This offering is to close 180 days from the offering date or until all shares are sold whichever is the earlier. To date no shares have been subscribed for in this offering.

NOTE 6:     RESTRUCTURING COSTS

One of the core management objectives has been to re-position the Company more towards a broad based messaging service and away from the heavy relaince on fax running on a proprietary fax network. This plan would involve the closure of the existing proprietary fax network and the cessation of use of the related network equipment and resources.

In connection with this plan the Company signed an agreement on December 2, 1999, with Premiere, a subsidiary of Premiere Technologies Inc., a communications company based in Atlanta, Georgia whereby the Company would outsource the delivery of its fax traffic to the Premiere network. In addition the customer bases in the UK, Canada, USA, Switzerland and Singapore will now be serviced by Premiere Technologies Inc. with the company receiving commission on revenues generated for the next 24 months.

As a result, with effect from December 1, 1999 all expenses in respect of network operations (leased network backbone circuit expenses, facilities management, software and hardware expenses and maintenance, network staff resources) will not be continued.
The costs and liabilities of this plan includes


                                                         Expensed    Applied against     Payments     Balance
                                                                      related asset                  Dec 31, 1999

Assumed obligations on closed network operations          188,723                        (50,116)     138,607
Severance and other employee costs(3 employees)           117,594                        (19,500)      98,094
Impairment loss on network equipment                      419,418        (419,418)             -            -
                                                          725,735        (419,418)       (69,616)    (236,701)



Accrued liabilities for network operations in the amount of $138,607 as of December 31, 1999 relate to termination costs of contracts and other contractual agreements with third parties.

Estimated severance and other employee costs in the amount of $98,094 as of December 31, 1999 relate to estimated severance for terminated employees. Employee groups affected include management and network support personnel. As of December 31, 1999 the accrual related to one senior employee.

The impairment loss on network equipment relates to network equipment that is to be abandoned or otherwise disposed of. These assets are no longer being used in the continued operations of the Company.

On December 16, 1999 Trade Centre Systems Holdings Pte Ltd ("TCSH"), an indirectly wholly owned subsidiary of the Company, operating in Singapore entered into an agreement with Jebsen and Jessen Communications Pte Ltd ("J&J"). Under the agreement TCSH has transferred its Voice & Data business to J&J in return for revenue based commissions on sales and maintenance through to October 31, 2000. This agreement relates to the transfer/disposal of a geographical portion of a segment and does not constitute a discontinued operation. This transfer will not have a material impact on the performance of the Company as the anticipated commission revenue stream represents less than 5% of the Company's total revenues.


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